Exhibit 99.70

EXECUTION COPY

HIGHLANDER SILVER CORP.

AND

BEAR CREEK MINING CORPORATION

ARRANGEMENT AGREEMENT

Dated December 18, 2025

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	20
1.3	Number and Gender	20
1.4	Date for Any Action	20
1.5	Statutory References	20
1.6	Currency	20
1.7	Accounting Matters	20
1.8	Knowledge	21
1.9	Disclosure Letter	21
1.1	Schedules	21
ARTICLE 2 THE ARRANGEMENT AND MEETINGS		21
2.1	Arrangement	21
2.2	Interim Order	21
2.3	U.S. Securities Law Matters	23
2.4	Bear Creek Meeting	24
2.5	Highlander Meeting	26
2.6	Bear Creek Circular	27
2.7	Highlander Circular	28
2.8	Final Order	30
2.9	Court Proceedings	30
2.10	Arrangement and Effective Date	31
2.11	Incentive Plan Matters	31
2.12	Payment of Consideration	31
2.13	Announcement and Shareholder Communications	32
2.14	Withholding Taxes	33
2.15	Interim Secondment	33
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF BEAR CREEK		33
3.1	Representations and Warranties	33
3.2	Survival of Representations and Warranties	55
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF HIGHLANDER		55
4.1	Representations and Warranties	55
4.2	Survival of Representations and Warranties	67

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ARTICLE 5 COVENANTS		68
5.1	Covenants of Bear Creek Regarding the Conduct of Business	68
5.2	Additional Covenants of Bear Creek	74
5.3	Covenants of Highlander Regarding the Conduct of Business	75
5.4	Additional Covenants of Highlander	77
5.5	Mutual Covenants of the Parties Relating to the Arrangement	78
5.6	Pre-Acquisition Reorganization	79
5.7	Regulatory Approvals	80
5.8	Subsection 110(1.1) Election	82
ARTICLE 6 CONDITIONS		82
6.1	Mutual Conditions Precedent	82
6.2	Additional Conditions Precedent to the Obligations of Highlander	84
6.3	Additional Conditions Precedent to the Obligations of Bear Creek	85
6.4	Satisfaction of Conditions	86
ARTICLE 7 ADDITIONAL AGREEMENTS OF BEAR CREEK REGARDING BEAR CREEK ACQUISITION PROPOSALS		86
7.1	Bear Creek Non-Solicitation	86
ARTICLE 8 ADDITIONAL AGREEMENTS OF HIGHLANDER REGARDING HIGHLANDER ACQUISITION PROPOSALS		92
8.1	Highlander Non-Solicitation	92
ARTICLE 9 CONFIDENTIALITY; MISCELLANEOUS		98
9.1	Access to Information; Confidentiality	98
9.2	Insurance and Indemnification	98
ARTICLE 10 TERM, TERMINATION, AMENDMENT AND WAIVER		99
10.1	Term	99
10.2	Termination	99
10.3	Amendment	103
10.4	Waiver	103
10.5	Notice of Breach	104
10.6	Expenses and Termination Fees	105
10.7	Statement as to Damages and Remedies	107
ARTICLE 11 GENERAL PROVISIONS		108
11.1	Notices	108
11.2	Governing Law	109
11.3	Injunctive Relief	109
11.4	Time of Essence	109
11.5	Entire Agreement, Binding Effect and Assignment	109
11.6	Severability	110
11.7	Further Assurances	110
11.8	No Third Party Beneficiaries	110
11.9	Mutual Interest	110
11.10	Counterparts, Execution	110
SCHEDULE A PLAN OF ARRANGEMENT		A-1
SCHEDULE B BEAR CREEK RESOLUTION		B-1
SCHEDULE C HIGHLANDER RESOLUTION		C-1

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 18, 2025

BETWEEN:

Highlander Silver Corp., a corporation existing under the laws of the Province of British Columbia (“Highlander”)

- and -

Bear Creek Mining Corporation, a corporation existing under the laws of the Province of British Columbia (“Bear Creek”)

RECITALS:

A.	Highlander and Bear Creek wish to enter into a transaction providing for the acquisition by Highlander of all of the Bear Creek Shares (as defined herein).

B.	Highlander and Bear Creek intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).

C.	Highlander has entered into the Bear Creek Voting Agreements (as defined herein) with all of the Bear Creek Locked-Up Shareholders (as defined herein) pursuant to which each of the Bear Creek Locked-Up Shareholders (as defined herein) have agreed to vote their Bear Creek Shares in favour of the Bear Creek Resolution (as defined herein) on the terms and subject to the conditions set forth in the Bear Creek Voting Agreements.

D.	Bear Creek has entered into the Highlander Voting Agreements (as defined herein) with all of the Highlander Locked-Up Shareholders (as defined herein) pursuant to which each of the Highlander Locked-Up Shareholders (as defined herein) have agreed to vote their Highlander Shares in favour of the Highlander Resolution (as defined herein) on the terms and subject to the conditions set forth in the Highlander Voting Agreements.

E.	Highlander has entered into (i) a Debt Settlement and Stream Termination Agreement with International Royalty Corporation (as successor to Sandstorm Gold Ltd.) and 1368445 B.C. Ltd.; and (ii) a Debt Settlement Agreement with Equinox Gold Corp. (collectively, the “Debt Restructuring Agreements”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties (as defined herein) agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“affiliate” means an “affiliated entity” within the meaning of MI 61-101.

“Agreement” means this arrangement agreement, including the Schedules hereto, together with the Bear Creek Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Bear Creek, Bear Creek Securityholders and Highlander on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Highlander and Bear Creek, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“BCSC” means the British Columbia Securities Commission.

“Bear Creek Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Highlander or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)	the assets of Bear Creek and/or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Bear Creek and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Bear Creek and its subsidiaries, taken as a whole; or

(ii)	20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Bear Creek or any of its subsidiaries;

(b)	any direct or indirect take-over bid, tender offer, exchange offer, sale or treasury issuance of securities or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Bear Creek or any of its subsidiaries;

(c)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification, winding-up or other similar transaction or series of transactions involving Bear Creek or any of its subsidiaries; or

(d)	any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Bear Creek Benefit Plans” has the meaning ascribed thereto in Section 3.1(dd)(i).

“Bear Creek Board” means the board of directors of Bear Creek as the same is constituted from time to time.

“Bear Creek Board Recommendation” has the meaning ascribed thereto in Section 3.1(a).

“Bear Creek Change in Recommendation” has the meaning ascribed thereto in Section 10.2(a)(iii)(A).

“Bear Creek Circular” means the notice of the Bear Creek Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Bear Creek Securityholders in connection with the Bear Creek Meeting, as amended, supplemented or otherwise modified from time to time.

“Bear Creek Confidentiality Agreement” means the non-disclosure agreement dated as of August 11, 2025, by and between Bear Creek and Highlander as supplemented, amended, restated or otherwise modified from time to time.

“Bear Creek Concessions” means any mining, mineral or exploration concession, claim, lease, license, or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Bear Creek or any of its subsidiaries owns or has a right or option to acquire or use.

“Bear Creek Disclosure Letter” means the disclosure letter executed by Bear Creek and delivered to Highlander concurrently with the execution of this Agreement.

“Bear Creek DSU” means a deferred share unit issued of Bear Creek pursuant to the Bear Creek LTIP.

“Bear Creek Equity Incentive Plans” means, together, the Bear Creek Stock Option Plans and the Bear Creek LTIP.

“Bear Creek Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b).

“Bear Creek Financial Advisors” means BMO Nesbitt Burns Inc. and Stifel Nicolaus Canada Inc.

“Bear Creek Financial Statements” has the meaning ascribed thereto in Section 3.1(m).

“Bear Creek Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements which Bear Creek or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use.

“Bear Creek Locked-Up Shareholders” means all directors and officers of Bear Creek, Equinox Gold Corp. and Royal Gold Inc., all of whom have entered into the Bear Creek Voting Agreements.

“Bear Creek LTIP” means the long term incentive plan of Bear Creek, as approved by the Bear Creek Board on March 22, 2016.

“Bear Creek Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Bear Creek and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic or financial conditions in Canada, Peru, Mexico or globally, including without limitation, the imposition or adjustment of tariffs;

(c)	any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)	any generally applicable changes in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Bear Creek conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(e)	any natural disaster, armed hostilities, declared or undeclared war, act of terrorism, civil unrest or declaration of a state of emergency;

(f)	any epidemic, pandemic or outbreak of illness or health crisis or public health event, or any worsening of any of the foregoing;

(g)	conditions generally affecting the mining industry;

(h)	any change in currency exchange, interest or inflation rates;

(i)	any change in the market price of gold or silver; or

(j)	any change in the market price or any change in the trading volume of Bear Creek Shares on the TSXV or the OTCQX (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Bear Creek Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), or (g) of this definition shall constitute a Bear Creek Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Bear Creek and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Bear Creek Material Adverse Effect” has occurred.

“Bear Creek Material Contract” means any Contract of Bear Creek or any of its subsidiaries:

(a)	involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Bear Creek or any of its subsidiaries of more than US$500,000 in any one year or US$1,000,000 during the remaining term of such Contract (including, if applicable, any renewals thereof);

(b)	relating to current or future indebtedness for borrowed money of US$1,000,000 or more, or pursuant to which any property or asset of Bear Creek or any of its subsidiaries is subject to a Lien;

(c)	restricting the incurrence of indebtedness by Bear Creek or any of its subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of Bear Creek or any of its subsidiaries;

(d)	relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of Bear Creek or any of its subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than obligations or entitlements, individually or together, of not more than US$500,000;

(e)	with any Governmental Entity;

(f)	which creates an exclusive dealing arrangement or right of first offer or limits or purports to limit the ability of Bear Creek or any of its subsidiaries to engage in any line of business, compete with any person or in any geographic area or during any period of time;

(g)	which relates to any pending lease, acquisition or disposition, directly or indirectly, of property, including Bear Creek Concessions or Bear Creek Lands;

(h)	providing for any indemnification or any guarantee by Bear Creek or any of its subsidiaries in excess of US$1,000,000 or which is not expressly capped or limited;

(i)	in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement;

(j)	involving a sharing of profits, losses, costs or liabilities by Bear Creek or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than US$500,000 in the aggregate;

(k)	the termination of which would reasonably be expected to have a Bear Creek Material Adverse Effect;

(l)	for a royalty, metals streaming, long term offtake or similar economic arrangement in respect of any Bear Creek Concession;

(m)	any standstill or similar Contract currently restricting the ability of Bear Creek or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person; and

(n)	with a term or commitment to or by a Bear Creek or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of US$1,000,000 on less than 60 days’ notice.

“Bear Creek Meeting” means the special meeting of Bear Creek Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Bear Creek Resolution.

“Bear Creek Nominee” has the meaning ascribed thereto in Section 5.2(g).

“Bear Creek Office Leases” means the office leases listed in Schedule 3.1(u)(ii) of the Bear Creek Disclosure Letter.

“Bear Creek Option” means a right and option to purchase one or more Bear Creek Shares granted pursuant to the Bear Creek Stock Option Plans or otherwise enforceable against Bear Creek.

“Bear Creek Optionholder” means a holder of one or more Bear Creek Options.

“Bear Creek Proposed Agreement” has the meaning ascribed thereto in Section 7.1(g).

“Bear Creek Public Disclosure Record” means all documents and information filed by Bear Creek under applicable Securities Laws since January 1, 2023 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR+) website.

“Bear Creek Resolution” means the special resolution of Bear Creek Shareholders and the Bear Creek Securityholders approving the Arrangement, which are to be considered at the Bear Creek Meeting, substantially in the form of Schedule B to this Agreement.

“Bear Creek Response Period” has the meaning ascribed thereto in Section 8.1(g)(v).

“Bear Creek RSU” means a restricted share unit issued pursuant to the Bear Creek LTIP.

“Bear Creek Securities” means the Bear Creek Shares, Bear Creek Options, Bear Creek DSUs, Bear Creek RSUs.

“Bear Creek Securityholder” means a holder of one or more Bear Creek Securities.

“Bear Creek Securityholder Approval” means the approval of the Bear Creek Resolution by the Bear Creek Shareholders and the Bear Creek Securityholders at the Bear Creek Meeting in accordance with Section 2.2(c).

“Bear Creek Share” means a common share in the authorized share structure of Bear Creek.

“Bear Creek Shareholder” means a holder of one or more Bear Creek Shares.

“Bear Creek Special Committee” means the special committee of independent directors of the Bear Creek Board formed to review, assess and examine, and to advise the Bear Creek Board on, strategic alternatives, including any proposals or offers to acquire control of Bear Creek.

“Bear Creek Superior Proposal” means an unsolicited bona fide written Bear Creek Acquisition Proposal from an arm’s length third party that is made after the date of this Agreement (and is not obtained in violation of this Agreement) to acquire all of the outstanding Bear Creek Shares (other than Bear Creek Shares beneficially owned by the person or persons making such Bear Creek Acquisition Proposal) or all or substantially all of the assets of Bear Creek and its subsidiaries on a consolidated basis, and (a) that did not result from or involve a breach of this Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Bear Creek Acquisition Proposal and the person or persons making such Bear Creek Acquisition Proposal; (c) that, if it relates to the acquisition of Bear Creek Shares, is made to all Bear Creek Shareholders on the same terms and conditions; (d) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Bear Creek Board, acting in good faith (and after receiving the advice of its outside legal advisors and a Bear Creek Financial Advisor), that adequate arrangements have been made in respect of any required financing required to complete such Bear Creek Acquisition Proposal; (e) that is not subject to any due diligence or access condition (but, for greater certainty, may include a customary access covenant); (f) that complies with Securities Laws; (g) in respect of which the Bear Creek Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and a Bear Creek Financial Advisor, that having regard for all of the terms and conditions of the Bear Creek Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Bear Creek Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Bear Creek Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Highlander pursuant to Section 10.3.

“Bear Creek Superior Proposal Notice” has the meaning ascribed thereto in Section 7.1(g)(iii).

“Bear Creek Stock Option Plans” means the stock option plans of Bear Creek: (a) known as the “2022 Stock Option Plan” as approved by the Bear Creek Board on April 26, 2022, and as amended on April 17, 2023 and April 16, 2025 by approval of the Bear Creek Board; and (b) known as the “Rolling Stock Option Plan” as approved by the Bear Creek Board on March 19, 2008.

“Bear Creek Technical Report” has the meaning ascribed thereto in Section 3.1(x)(ii).

“Bear Creek Termination Fee” means $8,000,000.

“Bear Creek Voting Agreements” mean the voting support agreements (including all amendments thereto) between Highlander and the Bear Creek Locked-Up Shareholders.

“Bear Creek Warrantholder” means a holder of one or more Bear Creek Warrants.

“Bear Creek Warrant Indenture” means the warrant indenture dated as of October 5, 2023, between Bear Creek and Computershare Trust Company of Canada, as warrant agent thereunder.

“Bear Creek Warrants” means the 26,423,570 share purchase warrants issued pursuant to the Bear Creek Warrant Indenture and conferring upon the holders thereof the right to purchase one (1) Bear Creek Share for each Bear Creek Warrant held at an exercise price of $0.42 prior to October 5, 2028.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia, are closed or authorized to be closed.

“BVL” means the Lima Stock Exchange (Bolsa de Valores de Lima).

“CNA” means the National Antitrust Commission of Mexico (Comisión Nacional Antimonopolio) or the Mexican authority that replaces it.

“CNA Approval” means the unconditional approval or clearance of the transactions contemplated in this Agreement issued by CNA, or its tacit approval, due to the statutory term for the purposes of issuing such approval or clearance elapsing, pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreements” means the Bear Creek Confidentiality Agreement and the Highlander Confidentiality Agreement, each as supplemented, amended, restated or otherwise modified from time to time.

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is a Bear Creek Securityholder other than Highlander or its affiliates.

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which Bear Creek or Highlander, respectively, or any of their respective subsidiaries is a party or by which Bear Creek or Highlander, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Corani Project” means the Corani project located in Puno, Peru.

“Corani Technical Report” has the meaning ascribed thereto in Section 3.1(x)(ii).

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(rr)(ii).

“Court” means the Supreme Court of British Columbia.

“Departing Hire” has the meaning ascribed to thereto in Section 5.1(b)(xviii).

“Depositary” means Endeavor Trust Corporation, in its capacity as depositary for the Arrangement, or any other depositary or trust company, bank or financial institution as Highlander may appoint to act as depositary with the approval of Bear Creek, acting reasonably, for the purposes of carrying out the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholder” means a registered Bear Creek Shareholder as of the record date of the Bear Creek Meeting that duly and that validly exercises Dissent Rights in respect of all Bear Creek Shares held by such Bear Creek Shareholder and has not withdrawn or deemed or been deemed to have withdrawn such Dissent Rights.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.10(a).

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Environmental Laws” means all applicable federal, provincial, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all Permits under any Environmental Laws.

“Final Order” means the final order of the Court in a form acceptable to both Highlander and Bear Creek, each acting reasonably, pursuant to subsection 291(4) of the BCBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S Securities Act with respect to the Highlander Shares issued pursuant to the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Highlander and Bear Creek, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Highlander and Bear Creek, each acting reasonably).

“Governmental Entity” means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange or other market for trading securities, including the TSX, TSXV, OTCQX or the BVL.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including metals, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant, that is regulated or defined pursuant to any Environmental Law.

“Highlander Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)	the assets of Highlander and/or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Highlander and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Highlander and its subsidiaries, taken as a whole; or

(ii)	20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Highlander or any of its subsidiaries;

(b)	any direct or indirect take-over bid, tender offer, exchange offer, sale or treasury issuance of securities or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Highlander or any of its subsidiaries;

(c)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification, winding-up or other similar transaction or series of transactions involving Highlander or any of its subsidiaries; or

(d)	any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Highlander BCM Warrant Shares” means the Highlander Shares issuable upon exercise of the Bear Creek Warrants following the Effective Time of the Arrangement pursuant to the Bear Creek Warrant Indenture, as supplemented.

“Highlander Board” means the board of directors of Highlander as the same is constituted from time to time.

“Highlander Board Recommendation” has the meaning ascribed thereto in Section 4.1(a).

“Highlander Change in Recommendation” has the meaning ascribed thereto in Section 10.2(a)(iv)(A).

“Highlander Circular” means the notice of the Highlander Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Highlander Shareholders in connection with the Highlander Meeting, as amended, supplemented or otherwise modified from time to time.

“Highlander Concessions” means those mining, mineral or exploration concession, claim, lease, license, or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Highlander or any of its subsidiaries, owns or has a right or option to acquire or use.

“Highlander Confidentiality Agreement” means the non-disclosure agreement dated as of November 28, 2025, by and between Bear Creek and Highlander, in respect of Highlander’s confidentiality information.

“Highlander Financial Statements” has the meaning ascribed thereto in Section 4.1(l).

“Highlander Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements which Highlander or any of its subsidiaries has a right in or interest in or has an option or other right to acquire or use.

“Highlander Locked-Up Shareholder” means all of the directors and officers of Highlander and certain Highlander Shareholders, all of whom have entered into the Highlander Voting Agreements.

“Highlander Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be, material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Highlander and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic or financial conditions in Canada, Peru or globally, including, without limitation, the imposition or adjustment of tariffs;

(c)	any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)	any generally applicable changes in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Highlander conducts business, or that results from any action taken for the purpose of complying with any of the foregoing;

(e)	any natural disaster, armed hostilities, declared or undeclared war, act of terrorism, civil unrest or declaration of a state of emergency;

(f)	any epidemic, pandemic or outbreak of illness or health crisis or public health event, or any worsening of any of the foregoing;

(g)	conditions generally affecting the mining industry;

(h)	any change in currency exchange, interest or inflation rates;

(i)	any change in the market price of gold or silver; or

(j)	any change in the market price or any change in the trading volume of Highlander Shares on the TSX (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Highlander Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence, circumstance or state of facts described in clauses (b), (c), (d), (e), (f) or (g) of this definition shall constitute a Highlander Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Highlander and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Highlander Material Adverse Effect” has occurred.

“Highlander Material Contract” means any Contract of which Highlander or any of its materials subsidiaries is a party or by which it or they or any of Highlander or its material subsidiaries’ assets, rights or properties are bound that, if terminated or modified would have a Highlander Material Adverse Effect.

“Highlander Meeting” means the special meeting of the Highlander Shareholders, including any adjournment or postponement thereof, to be called and held to consider the Highlander Resolution.

“Highlander Option” means a stock option issued under the Highlander Stock Option Plan.

“Highlander Proposed Agreement” has the meaning ascribed thereto in Section 8.1(g).

“Highlander Public Disclosure Record” means all documents and information filed by Highlander under applicable Securities Laws since January 1, 2023 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR+).

“Highlander Resolution” means the ordinary resolution of the Highlander Shareholders approving the issuance of the Share Consideration pursuant to the Arrangement and the issuance of the Highlander BCM Warrant Shares pursuant to the Bear Creek Warrant Indenture (as supplemented), which are to be considered at the Highlander Meeting, substantially in the form of Schedule C hereto.

“Highlander Response Period” has the meaning ascribed thereto in Section 7.1(g)(v).

“Highlander Share” means a common share in the authorized capital of Highlander.

“Highlander Shareholder” means a holder of one or more Highlander Shares.

“Highlander Shareholder Approval” means the approval of the Highlander Resolution by the Highlander Shareholders at the Highlander Meeting in accordance with the rules and policies of the TSX.

“Highlander Stock Option Plan” means the stock option plan of Highlander as approved by the Highlander Board on April 7, 2025.

“Highlander Superior Notice Proposal” has the meaning ascribed thereto in Section 8.1(g)(iii).

“Highlander Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from an arm’s length third party that is made after the date of this Agreement (and is not obtained in violation of this Agreement) to acquire all of the outstanding Highlander Shares (other than Highlander Shares beneficially owned by the person or persons making such Highlander Acquisition Proposal) or all or substantially all of the assets of Highlander and its subsidiaries on a consolidated basis, and (a) that did not result from or involve a breach of this Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Highlander Acquisition Proposal and the person or persons making such Highlander Acquisition Proposal; (c) that, if it relates to the acquisition of Highlander Shares, is made to all Highlander Shareholders on the same terms and conditions; (d) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Highlander Board, acting in good faith (and after receiving the advice of its outside legal and financial advisors), that adequate arrangements have been made in respect of any required financing required to complete such Highlander Acquisition Proposal; (e) that is not subject to any due diligence or access condition (but, for greater certainty, may include a customary access covenant); (f) that complies with Securities Laws; (g) in respect of which the Highlander Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of the terms and conditions of the Highlander Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Highlander Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Highlander Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Bear Creek pursuant to Section 10.3.

“Highlander Technical Report” has the meaning ascribed thereto in Section 4.1(u)(i).

“Highlander Termination Fee” means $8,000,000.

“Highlander Voting Agreements” means the voting support agreements (including all amendments thereto) between Bear Creek and the Highlander Locked-Up Shareholders.

“Highlander Warrants” means the 29,240,298 share purchase warrants conferring upon the holders thereof the right to purchase one Highlander Share for each Highlander Warrant held at an exercise price of $0.15 prior to October 19, 2026.

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to subsection 291(2) of the BCBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(l0) Exemption from the registration requirements of the U.S. Securities Act with respect to the Highlander issued pursuant to the Arrangement, in a form acceptable to both Highlander and Bear Creek, each acting reasonably, providing for, among other things, the calling and holding of the Bear Creek Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both Highlander and Bear Creek, each acting reasonably).

“Interim Period” has the meaning ascribed thereto in Section 2.15(a).

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder.

“Law” or “Laws” means all laws (including common law), codes, by-laws, statutes, rules, regulations, Mexican official norms, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements having force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, any stock exchange or other market for trading securities), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities.

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Mailing Deadline” means January 19, 2026, or such other date as may be agreed between the Parties.

“material fact” has the meaning ascribed thereto in the Securities Act.

“Material Taxes” means an amount of Taxes in excess of US$500,000 that have not been paid or otherwise provided for in the Bear Creek Financial Statements or the Highlander Financial Statements, as applicable.

“Mercedes Gold-Silver Mine Project” means the Mercedes gold-silver mine located in Sonora, Mexico.

“Mercedes Technical Report” has the meaning ascribed thereto in Section 3.1(x)(ii).

“Mexican Governmental Royalties” means mining Taxes payable in accordance with Articles 268 and 270 of the Mexican Federal Duties Law (Ley Federal de Derechos), stating: (i) a mining duty payable on a yearly basis of 8.5% of the income of the sale of the minerals extracted from a mining concession minus the authorized deductions (Derecho Especial Sobre Minería) and (ii) a mining duty payable on a yearly basis of 1% of the income for the sale of gold, silver or platinum minerals (Derecho Extraordinario Sobre Minería).

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold.

“misrepresentation” has the meaning ascribed thereto in the Securities Act.

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ss).

“New Hire” has the meaning ascribed thereto in Section 5.1(b)(xviii).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person.

“OTCQX” means the top tier of the over-the-counter markets of OTC Markets Group Inc. known as the “OTCQX”.

“Outside Date” means April 17, 2026, or such later date as may be agreed to in writing by the Parties; provided, however, that any Party shall have the right to extend the Outside Date for up to an additional 120 days (in 30-day increments) if the CNA Approval is required and has not been obtained and has not been denied by a non-appealable decision of CNA, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date); provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain the CNA Approval is primarily the result of such Party’s failure to comply with its covenants herein; and, provided further that, in the aggregate, such extensions shall not extend beyond August 17, 2026.

“Parties” means Highlander and Bear Creek, and “Party” means either of them.

“payor” has the meaning ascribed thereto in Section 2.14.

“Permit” means any license, permit, certificate, consent, Order, grant, approval, classification, waiver, writ, consent, registration or other authorization of or from any Governmental Entity.

“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement of Bear Creek, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of Highlander and Bear Creek, each acting reasonably) in the Final Order.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.6.

“Private Placement” has the meaning ascribed thereto in Section 5.4.

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Qualifying Options” has the meaning ascribed thereto in Section 5.8.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby, and including, if required, the CNA Approval.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property.

“Representatives” means, with respect to any person, its and its subsidiaries’ officers, directors, employees, representatives (including any financial and other advisors) and agents.

“Returns” means all reports, forms, elections, statements, declarations, designations, notices, filings, returns and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, made, filed or required to be filed or prepared by Law in connection with any Taxes.

“San Luis Project” means the mining and exploration project of Highlander located within the District of Shupluy, Yungay Province, Ancash Department, Peru.

“SEC” means the U.S. Securities and Exchange Commission.

“Secondee” has the meaning ascribed thereto in Section 2.15(a).

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3.

“Securities Act” means the Securities Act (British Columbia).

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada.

“Securities Laws” means the Securities Act and the securities legislation of each other province and territory of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as now in effect and as they may be promulgated or amended from time to time, applicable U.S. Securities Laws and with respect to Bear Creek, includes the rules and policies of each stock exchange or market on the Bear Creek Shares or the Bear Creek Warrants are listed or posted for trading, and with respect to Highlander, includes the rules and policies of the TSX.

“Service Obligations” means collectively, the amounts listed in Schedule 2.12(b) of the Bear Creek Disclosure Letter, such amounts representing the financial obligations owed to the Bear Creek Financial Advisors and to each Service Provider, as applicable, by Bear Creek or its subsidiaries.

“Service Provider” means each of the persons listed in Schedule 2.12(b) of the Bear Creek Disclosure Letter and “Service Providers” means all such persons.

“Share Consideration” means for each Bear Creek Share, the number of Highlander Shares payable under the Plan of Arrangement to a person that is a Bear Creek Shareholder, other than Highlander.

“Subscription Agreement” has the meaning ascribed hereto in Section 5.4(a).

“Subscription Price” has the meaning ascribed hereto in Section 5.4(a).

“Subscription Shares” has the meaning ascribed thereto in Section 5.4(a).

“subsidiary” has the meaning ascribed to it in National Instrument 45-106 – Prospectus Exemptions, in force as of the date of this Agreement.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, Mexican Governmental Royalties, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise.

“Termination Obligations” means collectively, the amounts listed in Schedule 2.12(b) of the Bear Creek Disclosure Letter, such amounts representing the financial obligations owed to Terminated Persons as a result of the change of control provisions of such Terminated Person’s employment or independent contractor agreements, as applicable, between such Terminated Persons and Bear Creek or its subsidiaries.

“Terminated Person” means each of the persons listed in Schedule 2.12(b) of the Bear Creek Disclosure Letter and “Terminated Persons” means all such persons.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. federal securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and applicable securities laws of any state of the United States.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not any particular article, section, subsection, paragraph or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in accordance with IFRS consistently applied.

1.8	Knowledge

In this Agreement, (a) references to “the knowledge of Bear Creek” mean the knowledge of Eric Caba (President and Chief Executive Officer), Zoya Shashkova (Chief Financial Officer) and Brian Peer (Chief Operating Officer) after due enquiry, and (b) references to “the knowledge of Highlander” means the knowledge of Daniel Earle (President and Chief Executive Officer), Sunny Lowe (Chief Financial Officer), Federico Velasquez (President Peru) and Purni Parikh (Senior Vice President, Corporate Affairs and Corporate Secretary) after due enquiry.

1.9	Disclosure Letter

The Bear Creek Disclosure Letter and all information contained in the Bear Creek Disclosure Letter is confidential information and subject to the terms and conditions of the Bear Creek Confidentiality Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Plan of Arrangement
Schedule B	Bear Creek Resolution
Schedule C	Highlander Resolution

ARTICLE 2

THE ARRANGEMENT AND MEETINGS

2.1	Arrangement

Bear Creek and Highlander agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

Bear Creek shall, as soon as reasonably practicable following the date of this Agreement, and in any event in sufficient time to file, furnish and mail the Bear Creek Circular in accordance with Section 2.6, apply to the Court in a manner acceptable to Highlander, acting reasonably, pursuant to subsection 291 of the BCBCA and, in cooperation with Highlander, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Bear Creek Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Bear Creek Meeting (which date shall be fixed and filed by Bear Creek in consultation with Highlander, acting reasonably) for the purpose of determining the Bear Creek Securityholders entitled to receive notice of. and to vote at, the Bear Creek Meeting;

(c)	that the requisite approval for the Bear Creek Resolution shall be:

(i)	66⅔% of the votes cast on the Bear Creek Resolution by Bear Creek Shareholders present in person or represented by proxy at the Bear Creek Meeting, with each Bear Creek Share entitling a Bear Creek Shareholder to one vote;

(ii)	66⅔% of the votes cast on the Bear Creek Resolution by Bear Creek Securityholders present in person or represented by proxy at the Bear Creek Meeting, voting together as a single class, with a Bear Creek Shareholder, a holder of Bear Creek Options, a holder of Bear Creek RSUs and a holder of Bear Creek DSUs being entitled to one vote for each Bear Creek Share, Bear Creek Option, Bear Creek RSU and Bear Creek DSU held; and

(iii)	a simple majority of the votes cast on the Bear Creek Resolution by Bear Creek Shareholders present in person or represented by proxy at the Bear Creek Meeting (excluding the votes cast by any Bear Creek Shareholders required to be excluded pursuant to MI 61-101, as applicable);

(d)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of Bear Creek’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Bear Creek Meeting;

(e)	for the grant of Dissent Rights to the Bear Creek Shareholders who are registered holders of Bear Creek Shares;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Bear Creek Meeting may be adjourned or postponed from time to time by the Bear Creek Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for Bear Creek Securityholders entitled to receive notice of and vote at the Bear Creek Meeting will not change in respect of any adjourned or postponed Bear Creek Meeting;

(i)	for the notice requirement with respect to the application to the Court for the Final Order;

(j)	that the deadline for the submission of proxies by Bear Creek Securityholders for the Bear Creek Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the Bear Creek Meeting, subject to waiver by Bear Creek in accordance with the terms of this Agreement;

(k)	that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption and similar exemptions from applicable Securities Laws of any state of the United States with respect to the issuance of Highlander Shares to Bear Creek Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Bear Creek Shareholders and based on the Court’s approval of the Arrangement;

(l)	that each Bear Creek Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order; and

(m)	for such other matters as Highlander may reasonably require subject to obtaining the prior written consent of Bear Creek, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Highlander Shares to be issued to Bear Creek Shareholders in exchange for their Bear Creek Shares to be issued pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and pursuant to exemptions from applicable Securities Laws of any state of the United States. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out in accordance with the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including, but not limited to the following:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement;

(d)	Bear Creek will ensure that each Bear Creek Shareholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	Bear Creek Shareholders will be advised that the Highlander Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Highlander in reliance on the Section 3(a)(10) Exemption;

(f)	the Interim Order will specify that each Bear Creek Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order;

(g)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(h)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Bear Creek Shareholders, and the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such act regarding the distribution of securities pursuant to the Plan of Arrangement.”

2.4	Bear Creek Meeting

(a)	Subject to the terms of this Agreement, Bear Creek shall convene and conduct the Bear Creek Meeting in accordance with the Interim Order, Bear Creek’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before February 18, 2026 (and, in that regard, Bear Creek shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Highlander, which shall not be unreasonably withheld or delayed, the Bear Creek Resolution shall be the only matter of business transacted at the Bear Creek Meeting.

(b)	Subject to the terms of this Agreement, Bear Creek shall use its commercially reasonable efforts to solicit proxies (i) in favour of the approval of the Bear Creek Resolution and take all other action necessary or desirable to secure the approval of the Bear Creek Resolution and all other matters to be brought before the Bear Creek Meeting intended to facilitate and complete the transactions contemplated by this Agreement, and (ii) against any resolution submitted by any Bear Creek Shareholder that is inconsistent with the Bear Creek Resolution and the completion of the transactions contemplated by this Agreement, including, if so requested by Highlander, using proxy solicitation services; provided that such solicitor shall be determined by Highlander in consultation with Bear Creek, acting reasonably, and the costs of such solicitor shall be borne by Highlander.

(c)	Bear Creek shall provide Highlander with copies of or access to any material information regarding the Bear Creek Meeting generated by any proxy solicitation services firm engaged by Bear Creek, as requested from time to time by Highlander.

(d)	Bear Creek shall give notice to Highlander of the Bear Creek Meeting and allow Highlander’ Representatives and legal counsel to attend the Bear Creek Meeting.

(e)	Bear Creek shall advise Highlander as Highlander may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Bear Creek Meeting, as to the aggregate tally of the proxies received by Bear Creek in respect of the Bear Creek Resolution and any other matters properly brought before the Bear Creek Meeting.

(f)	Bear Creek will promptly advise Highlander of any communication (orally or in writing) from any Bear Creek Securityholder in opposition to the Arrangement.

(g)	Bear Creek will promptly advise Highlander of any written notice of dissent or purported exercise by any Bear Creek Shareholder of Dissent Rights received by Bear Creek in relation to the Bear Creek Resolution and any withdrawal of Dissent Rights received by Bear Creek. Bear Creek shall provide Highlander with an opportunity to review and comment on any written communications sent by or on behalf of Bear Creek to any Bear Creek Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Bear Creek Resolution and shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Highlander.

(h)	Bear Creek shall, upon the request from time to time by Highlander, promptly deliver to Highlander (i) lists of all registered Bear Creek Shareholders and other security holders of Bear Creek, showing the name and address of each holder and the number of Bear Creek Shares or other securities of Bear Creek held by each such holder, and securities positions, and (ii) from time to time, at the request of Highlander, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(h).

(i)	Bear Creek shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Bear Creek Meeting without Highlander’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as expressly required or permitted in accordance with Section 7.1(k).

(j)	Bear Creek shall not, without the prior written consent of Highlander, waive the deadline for the submission of proxies by Bear Creek Shareholders for the Bear Creek Meeting.

(k)	Bear Creek shall promptly advise Highlander of any communication (written or oral) received by Bear Creek from any stock exchange or other market on which the Bear Creek Shares or Bear Creek Warrants are listed or posted for trading, any of the Securities Authorities or any other Governmental Entity in connection with the Bear Creek Meeting.

2.5	Highlander Meeting

(a)	Subject to the terms of this Agreement, Highlander shall convene and conduct the Highlander Meeting in accordance with Highlander’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before February 18, 2026 (and, in that regard, Highlander shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Bear Creek, which shall not be unreasonably withheld or delayed, the Highlander Resolution shall be the only matter of business transacted at the Highlander Meeting.

(b)	Subject to the terms of this Agreement, Highlander shall use its commercially reasonable efforts to solicit proxies (i) in favour of the approval of the Highlander Resolution and take all other action necessary or desirable to secure the approval of the Highlander Resolution and all other matters to be brought before the Highlander Meeting intended to facilitate and complete the transactions contemplated by this Agreement, and (ii) against any resolution submitted by any Highlander Shareholder that is inconsistent with the Highlander Resolution and the completion of the transactions contemplated by this Agreement, including, if so requested by Bear Creek, using proxy solicitation services; provided that such solicitor shall be determined by Highlander in consultation with Bear Creek, acting reasonably, and the costs of such solicitor shall be borne by Highlander.

(c)	Highlander shall provide Bear Creek with copies of or access to any material information regarding the Highlander Meeting generated by any proxy solicitation services firm engaged by Highlander, as requested from time to time by Bear Creek.

(d)	Highlander shall give notice to Bear Creek of the Highlander Meeting and allow Bear Creek’s Representatives and legal counsel to attend the Highlander Meeting.

(e)	Highlander shall advise Bear Creek as Bear Creek may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Highlander Meeting, as to the aggregate tally of the proxies received by Highlander in respect of the Highlander Resolution and any other matters properly brought before the Highlander Meeting.

(f)	Highlander will promptly advise Bear Creek of any communication (orally or in writing) from any Highlander Shareholder in opposition to the Highlander Resolution.

(g)	Highlander shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Highlander Meeting without Bear Creek’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as expressly required or permitted in accordance with Section 8.1(k).

(h)	Highlander shall not, without the prior written consent of Bear Creek, waive the deadline for the submission of proxies by Highlander Shareholders for the Highlander Meeting.

(i)	Highlander shall promptly advise Bear Creek of any communication (written or oral) received by Highlander from any stock exchange or other market on which the Highlander Shares are listed or posted for trading, any of the Securities Authorities or any other Governmental Entity in connection with the Highlander Meeting.

2.6	Bear Creek Circular

(a)	Subject to Highlander complying with Section 2.6(c), Bear Creek shall (i) as promptly as reasonably practicable following the date of this Agreement, prepare the Bear Creek Circular (together with any other documents required by applicable Laws in connection with the Bear Creek Meeting) in compliance with all applicable Laws, and (ii) as promptly as reasonably practicable after obtaining the Interim Order file or furnish, as applicable, the Bear Creek Circular with respect to the Bear Creek Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed (it being understood that Bear Creek will file, furnish and mail the Bear Creek Circular by no later than the close of business on the Mailing Deadline). If necessary, Bear Creek shall, in consultation with Highlander abridge the timing contemplated by NI 54-101, as provided in section 2.2 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)	Bear Creek shall ensure that the Bear Creek Circular complies in all material respects with all applicable Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Bear Creek Circular shall not contain any misrepresentation (except that Bear Creek shall not be responsible for any information included in the Bear Creek Circular relating to Highlander and its affiliates that was provided by Highlander expressly for inclusion in the Bear Creek Circular pursuant to Section 2.6(c) and shall provide Bear Creek Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Bear Creek Meeting. The Bear Creek Circular shall include (a) the Bear Creek Board Recommendation, (b) a statement that each of the Bear Creek Locked-Up Shareholders has signed a Bear Creek Voting Agreement, pursuant to which they have agreed to, among other things, vote all of their Bear Creek Securities in favour of the Bear Creek Resolution and any other resolution presented at the Bear Creek Meeting required to give effect to the Arrangement, and (c) a summary and copy of the Bear Creek Fairness Opinions. The Bear Creek Circular shall also include such information as may be required to allow Bear Creek and Highlander to rely upon the Section 3(a)(10) Exemption with respect to the issuance of Highlander Shares pursuant to the Arrangement. The content of the Bear Creek Circular shall comply with the terms of this Agreement.

(c)	Highlander shall furnish to Bear Creek on a timely basis such information regarding Highlander as may be required by Law or reasonably required by Bear Creek in the preparation of the Bear Creek Circular, and Highlander shall ensure that such information does not contain any misrepresentation concerning Highlander.

(d)	Highlander shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Bear Creek Circular and to the identification in the Bear Creek Circular of each such advisor.

(e)	Highlander and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Bear Creek Circular, prior to the Bear Creek Circular being printed, mailed to Bear Creek Securityholders and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Highlander and its legal counsel, provided that all information relating solely to Highlander included in the Bear Creek Circular, and any information describing the terms and conditions of this Agreement, the Bear Creek Voting Agreements or the Plan of Arrangement, shall be in form and content approved in writing by Highlander, acting reasonably. Highlander and its legal counsel shall provide any comments with respect to the Bear Creek Circular in a timely manner. Bear Creek shall provide Highlander with final copies of the Bear Creek Circular prior to its mailing to the Bear Creek Securityholders.

(f)	Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Highlander, only in respect of information relating to Highlander) that the Bear Creek Circular contains a misrepresentation, or otherwise requires an amendment or supplement to the Bear Creek Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Bear Creek Circular, as required or appropriate, and Bear Creek shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Bear Creek Circular to Bear Creek Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)	Bear Creek shall promptly advise Highlander of any communication (written or oral) received by Bear Creek from any stock exchange or other market on which the Bear Creek Shares or Bear Creek Warrants are listed or posted for trading, any of the Securities Authorities or any other Governmental Entity in connection with the Bear Creek Circular.

2.7	Highlander Circular

(a)	Subject to Bear Creek complying with Section 2.7(c), Highlander shall (i) as promptly as reasonably practicable following the date of this Agreement, prepare the Highlander Circular (together with any other documents required by applicable Laws in connection with the Highlander Meeting) in compliance with all applicable Laws, and (ii) as promptly as reasonably practicable following receipt of the Interim Order, file or furnish, as applicable, the Highlander Circular with respect to the Highlander Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed (it being understood that Highlander will file, furnish and mail the Highlander Circular by no later than the close of business on the Mailing Deadline). If necessary, Highlander shall, in consultation with Bear Creek abridge the timing contemplated by NI 54-101, as provided in section 2.2 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)	Highlander shall ensure that the Highlander Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Highlander Circular shall not contain any misrepresentation (except that Highlander shall not be responsible for any information included in the Highlander Circular relating to Bear Creek and its affiliates that was provided by Bear Creek expressly for inclusion in the Highlander Circular pursuant to Section 2.7(c) and shall provide Highlander Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Highlander Meeting. The Highlander Circular shall include (a) the Highlander Board Recommendation, and (b) a statement that each of the Highlander Locked-Up Shareholders has signed a Highlander Voting Agreement, pursuant to which they have agreed to, among other things, vote all of their Highlander Shares in favour of the Highlander Resolution and any other resolution presented at the Highlander Meeting to give affect to the Arrangement and against any other matter that is inconsistent with the Highlander Resolution. The content of the Highlander Circular shall comply with the terms of this Agreement.

(c)	Bear Creek shall furnish to Highlander on a timely basis such information regarding Bear Creek as may be required by Law or reasonably required by Highlander in the preparation of the Highlander Circular, and Bear Creek shall ensure that such information does not contain any misrepresentation concerning Bear Creek.

(d)	Bear Creek shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Highlander Circular and to the identification in the Highlander Circular of each such advisor.

(e)	Bear Creek and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Highlander Circular, prior to the Highlander Circular being printed, mailed to Highlander Shareholders and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Bear Creek and its legal counsel, provided that all information relating solely to Bear Creek included in the Highlander Circular, and any information describing the terms and conditions of this Agreement, the Highlander Voting Agreements or the Plan of Arrangement, shall be in form and content approved in writing by Bear Creek, acting reasonably. Bear Creek and its legal counsel shall provide any comments with respect to the Highlander Circular in a timely manner. Highlander shall provide Bear Creek with final copies of the Highlander Circular prior to its mailing to the Highlander Circular.

(f)	Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Bear Creek, only in respect of information relating to Bear Creek) that the Highlander Circular contains a misrepresentation, or otherwise requires an amendment or supplement to the Highlander Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Highlander Circular, as required or appropriate, and Highlander shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Highlander Circular to Highlander Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)	Highlander shall promptly advise Bear Creek of any communication (written or oral) received by Highlander from any stock exchange or other market on which the Highlander Shares are listed or posted for trading, any of the Securities Authorities or any other Governmental Entity in connection with the Highlander Circular.

2.8	Final Order

If (a) the Interim Order is obtained, (b) the Bear Creek Resolution is passed at the Bear Creek Meeting by Bear Creek Shareholders, as provided for in the Interim Order and as required by applicable Law, and (c) the Highlander Resolution is passed at the Highlander Meeting by Highlander Shareholders as required by applicable Law, Bear Creek shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

2.9	Court Proceedings

Subject to the terms of this Agreement, Highlander will cooperate with, assist and consent to Bear Creek seeking the Interim Order and the Final Order, including by providing Bear Creek on a timely basis any information required to be supplied by Highlander in connection therewith. Bear Creek will provide legal counsel to Highlander with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Bear Creek will also provide legal counsel to Highlander on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence or other Court documents served on Bear Creek or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Bear Creek shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, Bear Creek will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Highlander’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Highlander to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Highlander’s obligations, or diminishes or limits Highlander’ rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, Bear Creek will not object to legal counsel to Highlander making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that Bear Creek is advised of the nature of any submissions with reasonably sufficient time prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Bear Creek will also oppose any appearance, proposal or motion from any party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, Bear Creek is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Highlander.

2.10	Arrangement and Effective Date

(a)	Closing of the Arrangement shall occur, and the Arrangement shall become effective, on the third Business Day following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) or on such other time and date as may be agreed upon by the Parties in writing, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Laws. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA.

(b)	The closing of the Arrangement will take place (i) by the exchange of documents by PDF or other electronic means, or (ii) at such other place as may be agreed to by the Parties, in each case on the Effective Date at such time as may be agreed to by the Parties, acting reasonably.

2.11	Incentive Plan Matters

The Parties acknowledge and agree that. subject to approval by the TSXV:

(a)	all outstanding Bear Creek Options (whether vested or unvested) that are not converted or exercised, whether conditionally or otherwise, prior to the Effective Time, shall be treated in accordance with the provisions of the Plan of Arrangement; and

(b)	all outstanding Bear Creek DSUs and Bear Creek RSUs prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement,

and the Parties shall take all such steps as may be necessary or desirable to give effect to the foregoing.

2.12	Payment of Consideration

(a)	Highlander shall, no later than one Business Day prior to the Effective Date, deliver or cause to be delivered to the Depositary, the number of Highlander Shares in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to satisfy the aggregate Share Consideration payable to the Bear Creek Shareholders pursuant to the Arrangement. For greater certainty, Highlander shall not be required pursuant to this Section 2.12 to provide or deposit in escrow with the Depositary prior to the Effective Date, any Highlander Shares as consideration for the Bear Creek Shares held by Bear Creek Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

(b)	Highlander shall, no later than one Business Day prior to the Effective Date, deposit or cause to be deposited in escrow with counsel to Bear Creek sufficient funds, which shall for all purposes shall be deemed to be a loan to Bear Creek, to satisfy the aggregate: (i) Termination Obligations payable to the Terminated Persons, and (iii) the Service Obligations to the Bear Creek Financial Advisors and the Service Providers.

2.13	Announcement and Shareholder Communications

Bear Creek and Highlander shall mutually agree on the form of press release to be issued by each of them to announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties. Highlander and Bear Creek agree to co-operate in the preparation of presentations, if any, to Bear Creek Securityholders and Highlander Shareholders, respectively, regarding the Plan of Arrangement, and prior to the Effective Time no Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); or

(b)	make any filing with any Governmental Entity with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably, withheld, conditioned or delayed).

Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider whether to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent the Parties from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as the content of such announcements and discussions are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public announcements made by the Parties. Notwithstanding the foregoing, the provisions of this Section 2.13 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Bear Creek Circular. the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.13 shall not apply to any release or public announcement in connection with any dispute regarding this Agreement or the transactions contemplated hereby; or a Bear Creek Change in Recommendation or any action taken pursuant thereto.

2.14	Withholding Taxes

Highlander, Bear Creek and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind, including for certainty, Bear Creek Shares) or otherwise deliverable to any holder or former holder of Bear Creek Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.15	Interim Secondment

(a)	From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), subject to applicable Law and the Bear Creek Confidentiality Agreement, Highlander shall have the right, but not the obligation to second a representative (a “Secondee”) of Highlander or its subsidiaries to Bear Creek or its subsidiaries at Bear Creek’s and its subsidiaries’ Lima office in an observer and advisory role.

(b)	The salary, wages, withholdings, benefits or other costs and expenses relating to such Secondee shall be paid directly by Highlander.

(c)	The Secondee shall at all times remain an employee of Highlander or its subsidiaries, as applicable, and nothing herein shall create any employment, agency, joint venture or partnership relationship between the Secondee and Bear Creek or its subsidiaries.

(d)	The Secondee shall, and Highlander shall cause the Secondee to, comply with all: (i) site, workplace and employee policies and procedures established Bear Creek or its subsidiaries; and (ii) applicable Laws of the jurisdictions in which the Secondee is located.

(e)	The Secondee shall not have authority to enter into contracts or negotiate on behalf of Bear Creek or any of its subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BEAR CREEK

3.1	Representations and Warranties

Bear Creek hereby represents and warrants to and in favour of Highlander as follows, except to the extent that such representations and warranties are qualified by the Bear Creek Disclosure Letter or the Bear Creek Public Disclosure Record (excluding any (A) cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, and (B) disclosure relating to the representations and warranties contained in Sections 3.1(a), 3.1(b), 3.1(d) and 3.1(f)), and acknowledges that Highlander is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Recommendation. The Bear Creek Board, after consultation with its financial and legal advisors, and after receiving the unanimous recommendation of the Bear Creek Special Committee, has determined unanimously that the Plan of Arrangement is fair to the Bear Creek Shareholders and is in the best interests of Bear Creek and has resolved unanimously to recommend to the Bear Creek Securityholders that they vote in favour of the Bear Creek Resolution (such determination and recommendation, the “Bear Creek Board Recommendation”).

(b)	Fairness Opinions. The Bear Creek Board has received the oral opinions of the Bear Creek Financial Advisors, which opinion have not been modified, amended, qualified or withdrawn, to the effect that, as of the date of this Agreement, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the Bear Creek Shareholders is fair, from a financial point of view, to such Bear Creek Shareholders (the “Bear Creek Fairness Opinions”).

(c)	Organization and Qualification. Bear Creek and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Bear Creek and each of its subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Bear Creek Material Adverse Effect.

(d)	Authority Relative to this Agreement. Bear Creek has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and the Bear Creek Securityholder Approval) to perform its obligations hereunder. The execution and delivery of this Agreement by Bear Creek and the performance by Bear Creek of its obligations under this Agreement have been duly authorized by the Bear Creek Board and no other corporate proceedings on the part of Bear Creek are necessary to authorize the execution and delivery of this Agreement or the performance by Bear Creek of its obligations under this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the Bear Creek Circular by the Bear Creek Board and the Bear Creek Securityholder Approval. This Agreement has been duly executed and delivered by Bear Creek and constitutes a legal, valid and binding obligation of Bear Creek, enforceable against Bear Creek in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(e)	No Violation. None of the execution and delivery of this Agreement by Bear Creek, the performance by Bear Creek of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Bear Creek or any of its subsidiaries with any of the provisions hereof will:

(i)	except as disclosed in Schedule 3.1(e) of the Bear Creek Disclosure Letter, violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Bear Creek or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Bear Creek or any of its subsidiaries to conduct their business as and where it is now being conducted or cause any payment or other obligation to be imposed on Bear Creek or any of its subsidiaries under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Bear Creek or any of its subsidiaries is a party or any Bear Creek Material Contract;

(C)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to Bear Creek or any of its subsidiaries or any of their respective properties or assets; or

(D)	cause the suspension or revocation of any Permit currently in effect in respect of Bear Creek, any of its subsidiaries or the Bear Creek Concessions;

(ii)	except as disclosed in Schedule 3.1(e) of the Bear Creek Disclosure Letter, give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement or deed of trust to which Bear Creek or any of its subsidiaries is a party or any Bear Creek Material Contract or under any Permit held by Bear Creek or any of its subsidiaries; or

(iii)	result in the imposition of any Lien upon any property or assets of Bear Creek or any of its subsidiaries,

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices, which if not given or received, would not, individually or in the aggregate, result in a Bear Creek Material Adverse Effect.

(f)	Capitalization. The authorized share capital of Bear Creek consists of an unlimited number of Bear Creek Shares, without par value. As of the close of business on the Business Day prior to the date of this Agreement, there are issued and outstanding 293,197,215 Bear Creek Shares. In addition, as of the close of business on the Business Day prior to the date of this Agreement, an aggregate of 8,262,500 Bear Creek Shares are issuable upon the exercise of Bear Creek Options, 500,000 Bear Creek Shares are issuable upon the vesting of outstanding Bear Creek DSUs, 1,605,588 Bear Creek Shares are issuable upon the vesting of Bear Creek RSUs and 26,423,570 Bear Creek Shares are issuable upon the exercise of the Bear Creek Warrants. Except as disclosed above and as disclosed in Schedule 3.1(f) of the Bear Creek Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Bear Creek of any securities of Bear Creek (including Bear Creek Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Bear Creek (including Bear Creek Shares) or any of its subsidiaries. All outstanding Bear Creek Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Bear Creek Shares issuable upon the exercise of the Bear Creek Options, Bear Creek Warrants or vesting of Bear Creek DSUs and Bear Creek RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Schedule 3.1(f) to the Bear Creek Disclosure Letter sets forth, as of the date hereof, the holders of all Bear Creek Options, Bear Creek Warrants, Bear Creek DSUs, and Bear Creek RSUs and the number, exercise prices, and expiration dates of each grant to such holders. There are no securities of Bear Creek or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Bear Creek Options, Bear Creek Warrants, Bear Creek DSUs and Bear Creek RSUs, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Bear Creek Shareholders on any matter. There are no outstanding contractual or other obligations of Bear Creek to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Bear Creek or any of its subsidiaries having the right to vote with the Bear Creek Shareholders on any matters.

(g)	Shareholder and Similar Agreements. Except as disclosed in Schedule 3.1(g) of the Bear Creek Disclosure Letter, Bear Creek is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Bear Creek.

(h)	Reporting Status and Securities Laws Matters. Bear Creek is a “reporting issuer” in all of the provinces and territories of Canada, except Québec, and is not on the list of reporting issuers in default under applicable Securities Laws in any such province or territory. No delisting, suspension of trading in or cease trading order with respect to any securities of Bear Creek and, to the knowledge of Bear Creek, no inquiry or investigation (formal or informal) of Bear Creek or the Bear Creek Public Disclosure Record by any Securities Authority is in effect or ongoing or, to the knowledge of Bear Creek, threatened or expected to be implemented or undertaken. No securities of Bear Creek are registered or required to be registered under Section 12 of the U.S. Exchange Act, Bear Creek is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and Bear Creek is not subject to any proceedings under or any order issued pursuant to section 12(j) of the U.S. Exchange Act. The Bear Creek Shares are listed and posted for trading on the TSXV and the BVL under the symbol “BCM” and posted for trading in the United States on the OTCQX under the symbol “BCEKF” and on the Frankfurt Stock Exchange under the symbol “OU6”. The Bear Creek Warrants are listed and posted for trading on the TSXV under the symbol “BCM.WT”. Bear Creek is in compliance with the applicable requirements of each stock exchange or other market on which the Bear Creek Shares or the Bear Creek Warrants are listed or posted for trading, except where non-compliance would not result in a Bear Creek Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement.

(i)	Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Bear Creek free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a subsidiary. Except as disclosed in Schedule 3.1(i) of the Bear Creek Disclosure Letter, there are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the subsidiaries.

(j)	Regulatory Approvals. Other than, the CNA Approval, if required, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities and the TSXV, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Bear Creek of the transactions contemplated by this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement.

(k)	Consents. Other than as disclosed in Section 3.1(k) of the Bear Creek Disclosure Letter, there are no consents or waivers required from any party under any Bear Creek Material Contract to which Bear Creek or its subsidiaries are a party in order for Bear Creek to proceed with the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(l)	Public Filings. Bear Creek has filed or furnished, as applicable, all documents in the Bear Creek Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws and the requirements each stock exchange or other market on which the Bear Creek Shares or Bear Creek Warrants are listed or posted for trading. All such documents and information comprising the Bear Creek Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of each stock exchange or other market on which the Bear Creek Shares or Bear Creek Warrants are listed or posted for trading relating to continuous disclosure requirements. Bear Creek has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2023, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Bear Creek, except for: (A) changes in material facts or material changes that are reflected in a document included in the Bear Creek Public Disclosure Record and (B) this Agreement and the transactions contemplated hereby.

(m)	Bear Creek Financial Statements.

(i)	Bear Creek’s audited financial statements as at and for the financial years ended December 31, 2024 and December 31, 2023 (including the notes thereto and the report of the auditors thereon) and Bear Creek’s unaudited interim financial statements as at and for the three and nine months ended September 30, 2025 and September 30, 2024 (including the notes thereto) (collectively, the “Bear Creek Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Bear Creek and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Bear Creek and its subsidiaries on a consolidated basis. There has been no material change in Bear Creek’s accounting policies since December 31, 2024, except as disclosed in the Bear Creek Public Disclosure Record or as required by IFRS.

(ii)	The management of Bear Creek has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Bear Creek in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Bear Creek in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Bear Creek’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	Bear Creek maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Bear Creek and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Bear Creek and its subsidiaries are being made only with authorizations of management and directors of Bear Creek and its subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Bear Creek or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of Bear Creek: (A) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Bear Creek that are reasonably likely to adversely affect the ability of Bear Creek to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Bear Creek.

(v)	Except as disclosed in Schedule 3.1(m)(v) of the Bear Creek Disclosure Letter, since December 31, 2024, neither Bear Creek nor any of its subsidiaries nor, to Bear Creek’s knowledge, any director, officer, employee, auditor, accountant or Representative of Bear Creek or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bear Creek or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Bear Creek or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Bear Creek Board.

(n)	Books and Records. The financial books, records and accounts of Bear Creek and its subsidiaries, in all material respects: (i) have been maintained, in the case of Bear Creek in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Bear Creek and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Bear Creek Financial Statements. The corporate records and minute books for each of Bear Creek and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Bear Creek and each of its subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)	No Undisclosed Liabilities. Other than as disclosed in the most recent Bear Creek Financial Statements filed, or furnished, as applicable, on SEDAR+, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in Schedule 3.1(o) of the Bear Creek Disclosure Letter or as disclosed in this Agreement, Bear Creek and its subsidiaries have no outstanding indebtedness or liabilities in excess of US$1,000,000 and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(p)	No Bear Creek Material Adverse Effect. Since December 31, 2024, except as disclosed in the Bear Creek Public Disclosure Record and Schedule 3.1(p) of the Bear Creek Disclosure Letter, prior to the date of this Agreement, there has been no Bear Creek Material Adverse Effect.

(q)	No Dividend or Distribution. Since December 31, 2024, there has been no dividend or distribution of any kind declared, paid or made by Bear Creek on any Bear Creek Shares.

(r)	Contracts. Schedule 3.1(r) of the Bear Creek Disclosure Letter includes a complete and accurate list of all Bear Creek Material Contracts. All Bear Creek Material Contracts are in full force and effect, and Bear Creek or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Bear Creek has made available to Highlander in an electronic data room true and complete copies of all Bear Creek Material Contracts. All of the Bear Creek Material Contracts are valid and binding obligations of Bear Creek enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Bear Creek and its subsidiaries have complied in all material respects with all terms of such Bear Creek Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Bear Creek or any of its subsidiaries or, to the knowledge of Bear Creek or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Bear Creek Material Contracts. As at the date of this Agreement, neither Bear Creek nor any of its subsidiaries has received written notice that any party to a Bear Creek Material Contract intends to cancel, terminate or otherwise modify or not renew such Bear Creek Material Contract, and to the knowledge of Bear Creek or any of its subsidiaries, no such action has been threatened. Neither Bear Creek nor any of its subsidiaries is a party to any Bear Creek Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Bear Creek or any of its subsidiaries.

(s)	Litigation. Except as disclosed in Schedule 3.1(s) of the Bear Creek Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Bear Creek, threatened affecting Bear Creek or any of its subsidiaries or affecting any of the Bear Creek Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Bear Creek Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement. Neither Bear Creek nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Bear Creek Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(t)	Taxes.

(i)	Each of Bear Creek and its subsidiaries, in all material respects, has duly and timely made or prepared all Returns required to be made or prepared by it, has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Entity and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(ii)	Except as disclosed in Schedule 3.1(t)(ii) of the Bear Creek Disclosure Letter, each of Bear Creek and its subsidiaries, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Bear Creek Financial Statements.

(iii)	Except as disclosed in Schedule 3.1(t)(iii) of the Bear Creek Disclosure Letter, none of Bear Creek or any of its subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Return covering any Taxes for which Bear Creek or any of its subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Bear Creek or any of its subsidiaries is or may be liable; (iii) Bear Creek or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which Bear Creek or any of its subsidiaries is or may be liable.

(iv)	Except as disclosed in Schedule 3.1(t)(iv) of the Bear Creek Disclosure Letter, to the knowledge of Bear Creek, there are no proceedings, investigations, audits or claims now pending or threatened against Bear Creek or any of its subsidiaries in respect of any Taxes, that in aggregate would constitute Material Taxes, and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes that, in the aggregate would constitute Material Taxes.

(v)	Each of Bear Creek and its subsidiaries, in all material respects, has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including any employees, officers or directors and any non-resident person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it.

(vi)	Each of Bear Creek and its subsidiaries, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(vii)	Each of Bear Creek and its subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(viii)	Except pursuant to this Agreement or as specifically disclosed in Schedule 3.1(t) of the Bear Creek Disclosure Letter, for purposes of the Tax Act or any other applicable Tax statute, no person or group of persons has ever acquired or had the right to acquire control of Bear Creek or any of its subsidiaries.

(ix)	None of Bear Creek or any of its subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(x)	Each of Bear Creek and its subsidiaries has complied in all material respect with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documents and disclosure requirements thereunder.

(xi)	No jurisdiction or authority in which Bear Creek or a subsidiary, as applicable, does not file a Return has alleged that Bear Creek or such subsidiary, as applicable, is required to file such a Return.

(u)	Property.

(i)	All of the Bear Creek Concessions are listed in Schedule 3.1(u)(i) of the Bear Creek Disclosure Letter. The Bear Creek Concessions are the only mineral tenures that Bear Creek or any of its subsidiaries have any legal or equitable interest in and that are required to conduct Bear Creek’s or any of its subsidiaries business as now conducted.

(ii)	The Bear Creek Lands are the only interests in real property (other than the Bear Creek Concessions and the Bear Creek Office Leases listed in Schedule 3.1(u)(ii) of the Bear Creek Disclosure Letter) that are required to conduct Bear Creek’s or any of its subsidiaries business as now conducted.

(iii)	Except as disclosed in Schedule 3.1(u)(iii) of the Bear Creek Disclosure Letter, each of the Bear Creek Concessions and Bear Creek Lands is in good standing in all material respects and is held by Bear Creek free and clear of all material Liens, other than as disclosed in Schedule 3.1(u)(iii) of the Bear Creek Disclosure Letter, and no person has any agreement or right to acquire an interest in the Bear Creek Concessions or the Bear Creek Lands, other than as disclosed in Schedule 3.1(u)(iii) of the Bear Creek Disclosure Letter.

(iv)	Except as disclosed in Schedule 3.1(u)(iv) of the Bear Creek Disclosure Letter, Bear Creek has exclusive possession of, and the exclusive right to deal with, the Bear Creek Concessions and Bear Creek Lands.

(v)	Other than as required by Law or disclosed in Schedule 3.1(u)(v) of the Bear Creek Disclosure Letter, there are no mineral royalty obligations, metals streaming obligations or similar obligations affecting the Bear Creek Concessions or the Bear Creek Lands or the production or revenues or profits therefrom and no other person has any right to acquire any interest in such obligations.

(vi)	Each Bear Creek Concession has been properly filed, located, granted and recorded in compliance with applicable Laws in all material respects and are comprised of valid and subsisting mining, mineral or exploration rights.

(vii)	Any and all assessment work required to have been performed and filed in respect of the Bear Creek Concessions as of the date of this Agreement has been performed and filed in all material respects.

(viii)	All material mining fees, Taxes and other payments required to have been paid in respect of the Bear Creek Concessions as of the date of this Agreement have been paid.

(ix)	Any and all material filings required to have been filed in respect of the Bear Creek Concessions as of the date of this Agreement have been filed.

(x)	Bear Creek and its subsidiaries have all licenses of occupation and surface access rights from landowners or Governmental Entities permitting the entry and unfettered use of land by Bear Creek and its subsidiaries over which the Bear Creek Concessions are located;

(xi)	To the knowledge of Bear Creek, there is no illegal occupation of such Bear Creek Lands by any person.

(xii)	Other than as disclosed in Schedule 3.1(u)(xii) of the Bear Creek Disclosure Letter, no other person has any material interest in the Bear Creek Concessions or the Bear Creek Lands.

(xiii)	Except as disclosed in Schedule 3.1(u)(xiii) of the Bear Creek Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, rights of participation or similar provisions which would materially affect Bear Creek’s or its subsidiaries’ interests in the Bear Creek Concessions.

(xiv)	There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Bear Creek, that are threatened, affecting the Bear Creek Concessions or the Bear Creek Lands.

(xv)	Neither Bear Creek nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Bear Creek’s or its subsidiaries’ interests in the Bear Creek Concessions.

(xvi)	No material dispute is pending or, to the knowledge of Bear Creek, threatened in connection with the ownership, access to or use of any Bear Creek Concessions or Bear Creek Lands between Bear Creek or any of its subsidiaries and: (A) any surface landowner; (B) other mining companies; (C) a concessionaire of hydrocarbon rights; or (D) any Governmental Entity.

(xvii)	Schedule 3.1(u)(xvii) of the Bear Creek Disclosure Letter sets out all material costs, expenses, obligations and liabilities incurred or reasonably expected to be incurred in connection with the closure, decommissioning, rehabilitation, remediation, reclamation or post-closure monitoring of the Mercedes Gold-Silver Mine Project or any related facilities, including:

(A)	the removal of equipment, infrastructure or materials from the Bear Creek Lands associated with the Mercedes Gold-Silver Mine Project;

(B)	the recontouring, stabilization, or restoration of land, water bodies and waster storage areas;

(C)	any environmental monitoring, water treatment, or other compliance activities required by applicable Law, Permits or any Governmental Entity;

(D)	the preparation of any mine closure or reclamation plan; and

(E)	any financial assurance, bonds, letters of credit or other security requirements related to such activities.

(v)	Operational Matters. Except as would not, individually or in the aggregate, have a Bear Creek Material Adverse Effect:

(i)	except as disclosed in Schedule 3.1(v)(i) of the Bear Creek Disclosure Letter, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect property or asset of Bear Creek or any of its subsidiaries, including the Bear Creek Concessions and Bear Creek Lands, have been:

(A)	duly paid;

(B)	duly performed; or

(C)	provided for prior to the date hereof;

(ii)	except as disclosed in Schedule 3.1(v)(ii) of the Bear Creek Disclosure Letter, all costs, expenses and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Bear Creek or any of its subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii)	any and all operations of Bear Creek and each of its subsidiaries and, to the knowledge of Bear Creek, any and all operations by third parties, on or in respect of the assets and properties of Bear Creek or any of its subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable mining industry standards and practices and in material compliance with applicable Laws; and

(iv)	except as disclosed in Schedule 3.1(v)(iv) of the Bear Creek Disclosure Letter, to the knowledge of Bear Creek, there are no operational, geotechnical or structural issues relating to the operations on the Bear Creek Concessions or Bear Creek Lands.

(w)	Mineral Reserves and Resources. Bear Creek is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Bear Creek Public Disclosure Record prior to the date of this Agreement, have been prepared in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry standards and accordance with all applicable Laws, including NI 43-101. The information provided by Bear Creek to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of the Bear Creek Technical Reports was complete and accurate in all material respects at the time such information was furnished and complied in all material respects, with the requirements of NI 43-101. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Bear Creek from the amounts disclosed in the Bear Creek Public Disclosure Record, other than depletion from ordinary course mining operations. All material information regarding the Mercedes Gold-Silver Mine Project and the Corani Project, including drill results, technical reports and studies, that are required to be disclosed by Securities Laws, have been disclosed in the Bear Creek Public Disclosure Record in compliance, in all material respects, with applicable Securities Laws.

(x)	Technical Reports.

(i)	The Mercedes Gold-Silver Mine Project and the Corani Project are the only material properties of Bear Creek for the purposes of NI 43-101.

(ii)	The technical report concerning the Mercedes Gold-Silver Mine Project is the technical report entitled “NI 43-101 Technical Report Mercedes Gold-Silver Mine Sonora State, Mexico” with an effective date of September 30, 2024, and prepared by Global Resource Engineering Ltd. (the “Mercedes Technical Report”). The technical report concerning the Corani Project is the technical report entitled “Bear Creek Mining Corani Project NI 43-101 Technical Report” with an effective date of December 17, 2019, and prepared by Ausenco Services Pty Ltd. (the “Corani Technical Report”, and together with the Mercedes Technical Report, the “Bear Creek Technical Reports”).

(iii)	Bear Creek or its corporate predecessors made available to the authors of the Bear Creek Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions in the Bear Creek Technical Reports are reasonable and appropriate.

(iv)	As of the date hereof, the Bear Creek Technical Reports remain current and since the date of the Bear Creek Technical Reports there is no new material scientific or technical information concerning the Mercedes Gold-Silver Mine Project that is not included in the Mercedes Technical Report or the Corani Project that is not included in the Corani Technical Report and that would require a new technical report in respect of each such property to be issued under NI 43-101.

(y)	Health and Safety.

(i)	Neither Bear Creek nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect its operations.

(ii)	There are no claims, investigations or inquiries pending against Bear Creek or any of its subsidiaries (or naming Bear Creek or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of its operations.

(z)	Cultural Heritage. None of the areas covered by the Bear Creek Lands (including any constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Entity.

(aa)	Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Bear Creek or any of its subsidiaries, including the Bear Creek Concessions and Bear Creek Lands has been given or commenced, nor, to the knowledge of Bear Creek, is any such proceeding or notice threatened.

(bb)	Permits. Bear Creek and each of its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than where non-compliance would not result in a Bear Creek Material Adverse Effect. To the knowledge of Bear Creek, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Bear Creek’s or any of its subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Bear Creek Material Adverse Effect.

(cc)	Environmental Matters. Each of Bear Creek and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all respects with all Environmental Laws and all terms and conditions of all Environmental Permits, other than where non-compliance, individually or in the aggregate. would not result in a Bear Creek Material Adverse Effect;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any material litigation or administrative proceeding, nor to Bear Creek’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case: (1) asserts or alleges that it violated any Environmental Laws; (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws except as would not, individually or in the aggregate, have a Bear Creek Material Adverse Effect; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)	is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any Environmental Liabilities, except as would not individually or in the aggregate, have a Bear Creek Material Adverse Effect.

(dd)	Employee Benefits.

(i)	Schedule 3.1(dd)(i) of the Bear Creek Disclosure Letter sets forth a complete and correct list of all plans, agreements, programs, policies or practices which provide any employee benefit, fringe benefit, health, life insurance, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension, supplemental pension or other retirement savings, and any other employee or independent contractor compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, in each case which are maintained by or binding upon Bear Creek or any of its subsidiaries or in respect of which Bear Creek or any of its subsidiaries has any actual or potential liability, except for plans. agreements. programs. policies or practices required by Law (collectively, the “Bear Creek Benefit Plans”).

(ii)	Except as disclosed in Schedule 3.1(dd)(ii) of the Bear Creek Disclosure Letter, since August 12, 2025, Bear Creek has not implemented any new or amended any existing compensation arrangements or change of control provisions applicable to any director or officer of Bear Creek.

(iii)	Current and complete copies of all written Bear Creek Benefit Plans as amended to date, or where oral, written summaries of the terms thereof, have been provided to Highlander and their counsel, together with copies of all material documents relating to each Bear Creek Benefit Plan.

(iv)	Each Bear Creek Benefit Plan has, in all material respects, been established, registered, funded, administered and invested in compliance with the terms of such Bear Creek Benefit Plan and all applicable Laws and collective bargaining agreements relating thereto. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Bear Creek Benefit Plan have, in all material respects, been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws. There is no investigation or audit by a Governmental Entity or claim (other than routine claims for payment of benefits) pending or, to the knowledge of Bear Creek, threatened involving any Bear Creek Benefit Plan or its assets.

(v)	None of the Bear Creek Benefit Plans is a “registered pension plan” or a “retirement compensation arrangement” as such terms are defined in the Tax Act, or any other plan organized and administered to provide pension or superannuation benefits to any current or former employees of Bear Creek or any of its subsidiaries. None of the Bear Creek Benefit Plans provide health, life insurance or any other welfare benefits beyond retirement or other termination of service to any current or former employees of Bear Creek (or any spouses, dependents, survivors or beneficiaries of such persons). None of the Bear Creek Benefit Plans applies to, or permits participation by, employers that are not affiliates of Bear Creek or any of its subsidiaries.

(vi)	Neither Bear Creek nor any of its subsidiaries has made any promise or commitment to create any additional benefit plans which would be considered to be a Bear Creek Benefit Plan once created or to improve or change the benefits provided under any Bear Creek Benefit Plan.

(ee)	Labour and Employment.

(i)	Schedule 3.1(ee)(i) of the Bear Creek Disclosure Letter sets out a complete and accurate list of all employees and contractors of Bear Creek, as well as their title, date of hire, salary, wage rate, fee, vacation entitlement and total accrual, eligibility for overtime, bonus, and other material compensation. Other than as set out in Schedule 3.1(ee)(i), no employee is on leave or otherwise absent from work. Except for those: (A) employment contracts with salaried employees of Bear Creek or any of its subsidiaries; and (B) contracts with contractors of Bear Creek and any of its subsidiaries identified in Schedule 3.1(ee)(i) of the Bear Creek Disclosure Letter, there are no written or oral contracts of employment entered into with any such employees or contractors. Except as identified in Schedule 3.1(ee)(i) of the Bear Creek Disclosure Letter, no employee, contractor, officer or director of Bear Creek or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:

(A)	any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;

(B)	any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or

(C)	an acceleration in the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Bear Creek Benefit Plan.

(ii)	Except as disclosed in Schedule 3.1(ee)(ii) of the Bear Creek Disclosure Letter, neither Bear Creek nor any of its subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union, nor does any trade union or association which may qualify as a trade union hold bargaining rights relating to Bear Creek or any of its subsidiaries or their employees. There are no outstanding labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Bear Creek or any of its subsidiaries. No material claim relating to termination of employment with Bear Creek or its subsidiaries is pending or, to the knowledge of Bear Creek, threatened. To the knowledge of Bear Creek, there are no threatened or apparent union organizing activities involving employees of Bear Creek or any of its subsidiaries nor is Bear Creek or any of its subsidiaries currently negotiating any collective agreement.

(iii)	No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Bear Creek or any of its facilities.

(iv)	All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay, other compensation and benefits under the Bear Creek Benefit Plans to the employees and contractors of Bear Creek and its subsidiaries for the period up to September 30, 2025 have either been paid or are accurately reflected in Bear Creek’s financial books and records.

(v)	Except as disclosed in Schedule 3.1(ee)(v) of the Bear Creek Disclosure Letter, each of Bear Creek and its subsidiaries is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, accessibility, employment standard, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. To the knowledge of Bear Creek, neither Bear Creek nor any of its subsidiaries is subject to any outstanding or pending grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Bear Creek or any of its subsidiaries.

(vi)	Bear Creek and its subsidiaries have, in all material respects, withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(vii)	All independent contractors retained or used by Bear Creek have been properly classified and Bear Creek has not received any notice challenging such classification from any Governmental Entity.

(ff)	Intellectual Property. Schedule 3.1(ff) of the Bear Creek Disclosure Letter sets forth a true, correct, and complete list of all Intellectual Property owned by Bear Creek or its subsidiaries.

(gg)	Compliance with Laws. Bear Creek and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Bear Creek Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(hh)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Bear Creek or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Bear Creek or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(ii)	Administration and Receivership. To the knowledge of Bear Creek, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Bear Creek or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Bear Creek or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(jj)	Voluntary Arrangement, Etc. Neither Bear Creek nor any of its subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(kk)	Related Party Transactions. Other than as disclosed Schedule 3.1(kk) of the Bear Creek Disclosure Letter and as among Bear Creek and its subsidiaries, there are no Contracts or other transactions currently in place between Bear Creek or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Bear Creek Shareholder of record or, to the knowledge of Bear Creek, beneficial owner of five 5% or more of the Bear Creek Shares; (ii) any officer or director of Bear Creek or any of its subsidiaries; or (iii) to the knowledge of Bear Creek, any affiliate or associate of any such, officer, director, Bear Creek Shareholder of record or beneficial owner.

(ll)	Registration Rights. No Bear Creek Shareholder has any right to compel Bear Creek to register or otherwise qualify the Bear Creek Shares (or any of them) for public sale or distribution.

(mm)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Bear Creek or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect: (i) any business practice; (ii) any acquisition or disposition of property; or (iii) the conduct of the business, as currently conducted.

(nn)	Shareholder Rights Plan. There is no shareholder rights plan, “poison pill”, anti-takeover plan, or similar arrangement in effect to which Bear Creek or any of its subsidiaries is subject, party to or otherwise bound.

(oo)	Relationships with Suppliers. Bear Creek has not received any written (or to the knowledge of Bear Creek) notice that any supplier whose services, if discontinued or withheld, would be reasonably expected to materially affect operations or exploration activities, as applicable, relating to the Mercedes Gold-Silver Mine Project or the Corani Project, intends to cancel, terminate or otherwise modify or not renew its relationship with Bear Creek or its subsidiaries.

(pp)	Brokers. Other than as disclosed in Schedule 3.1(pp) of the Bear Creek Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Bear Creek, other than the Bear Creek Financial Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which have been made available to Highlander in an electronic data room).

(qq)	Insurance. Bear Creek and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(qq) of the Bear Creek Disclosure Letter. All insurance maintained by or in respect of Bear Creek or any of its subsidiaries is in full force and effect and in good standing and Bear Creek will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither Bear Creek nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Bear Creek or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Bear Creek or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(rr)	Corrupt Practices Legislation.

(i)	Neither Bear Creek nor any of its subsidiaries, nor, to Bear Creek’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Bear Creek or any of its subsidiaries has offered or given, and Bear Creek is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person (including any aboriginal or indigenous official, candidate or community member), in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Bear Creek or any of its subsidiaries in the course of business;

(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Bear Creek or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Bear Creek or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)	There have been no actions taken by Bear Creek, any of its subsidiaries or, to the knowledge of Bear Creek, by any persons on behalf of Bear Creek or any of its subsidiaries, that would cause Bear Creek or its subsidiaries or such persons to be in violation of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States), as amended (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which Bear Creek or any of its subsidiaries conduct their business and to which Bear Creek or any of its subsidiaries may be subject.

(iii)	The financial records of Bear Creek and its subsidiaries have at all times been maintained in compliance with the Corruption Acts, during such times and to the extent Bear Creek was subject to any such Corruption Act.

(iv)	There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Bear Creek and its subsidiaries conduct their business pending against Bear Creek or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Bear Creek or any of its subsidiaries, or to the knowledge of Bear Creek, threatened against or affecting, Bear Creek or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Bear Creek or any of its subsidiaries.

(ss)	Anti-Money Laundering. The operations of Bear Creek and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Bear Creek or the subsidiary is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Bear Creek or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(tt)	NGOs and Community Groups. No material dispute (including any dispute relating to the ownership of any Bear Creek’s or its subsidiaries properties) between Bear Creek or any of its subsidiaries and any non-governmental organization, community, community group, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Bear Creek, is threatened with respect to any of Bear Creek’s or any of its subsidiaries’ properties or operations. Bear Creek has provided Highlander and Highlander’s Representatives with full and complete access to all material correspondence received by Bear Creek, its subsidiaries or their Representatives from any non-governmental organization, community, community group, aboriginal or indigenous peoples or aboriginal or indigenous group.

(uu)	Competition Act. Bear Creek and any entities it controls have assets in Canada, and annual gross revenues from sales in. from or into Canada, both as calculated in accordance with section 110 of the Competition Act, including the regulations thereto, of less than $93,000,000.

(vv)	Foreign Private Issuer. Bear Creek is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(ww)	Not an Investment Company. Bear Creek is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

(xx)	Ownership of Highlander Shares or other Securities. Neither Bear Creek nor any of its affiliates own any Highlander Shares or any other securities of Highlander.

(yy)	No U.S. Exchange Act Registration. No class of securities issued by Bear Creek is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act.

3.2	Survival of Representations and Warranties

The representations and warranties of Bear Creek contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HIGHLANDER

4.1	Representations and Warranties

Highlander hereby represents and warrants to and in favour of Bear Creek as follows, except to the extent that such representations and warranties are qualified by the Highlander Public Disclosure Record (excluding any (A) cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, and (B) any disclosure relating to the representations and warranties contained in Sections 4.1(c) and 4.1(e)), and acknowledges that Bear Creek is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)	Board Recommendation. The Highlander Board, after consultation with its financial and legal advisors has determined unanimously that the entering into of this Agreement is in the best interests of Highlander and has resolved unanimously to recommend that Highlander Shareholders vote in favour of the Highlander Resolution (the “Highlander Board Recommendation”).

(b)	Organization and Qualification. Highlander is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Highlander is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Highlander Material Adverse Effect.

(c)	Authority Relative to this Agreement and the Debt Restructuring Agreements. Highlander has the requisite corporate power and capacity to enter into this Agreement and the Debt Restructuring Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Debt Restructuring Agreements by Highlander and the performance by Highlander of its obligations under this Agreement and the Debt Restructuring Agreements have been duly authorized by the Highlander Board and no other corporate proceedings on the part of Highlander are necessary to authorize the execution and delivery of this Agreement and the Debt Restructuring Agreements or the performance by Highlander of its obligations under this Agreement and the Debt Restructuring Agreements or the completion of the Arrangement and the Debt Restructuring Agreements pursuant to the Plan of Arrangement. Each of this Agreement and the Debt Restructuring Agreements has been duly executed and delivered by Highlander and constitutes a legal, valid and binding obligation of Highlander, enforceable against Highlander in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(d)	No Violations. None of the execution and delivery of this Agreement, the Debt Restructuring Agreements, the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Highlander or any of its material subsidiaries with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Highlander or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Highlander or any of its material subsidiaries to conduct their business as and where it is now being conducted, or cause any payment or other obligation to be imposed on Highlander or its material subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Highlander or any of its material subsidiaries is a party or any Highlander Material Contract;

(C)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to Highlander or any of its material subsidiaries or any of their respective properties or assets; or

(D)	cause the suspension or revocation of any Permit currently in effect in respect of Highlander or any of its material subsidiaries;

(ii)	give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust to which Highlander or any of its material subsidiaries is a party, any Highlander Material Contract or under any Permit held by Highlander or any of its material subsidiaries, or

(iii)	result in the imposition of any Lien upon any property or assets of Highlander or any of its material subsidiaries.

(e)	Capitalization. The authorized share capital of Highlander consists of an unlimited number of Highlander Shares. As of the close of business on the Business Day prior to the date of this Agreement, there are issued and outstanding 130,910,687 Highlander Shares. All outstanding Highlander Shares have been duly authorized and validly issued, are fully paid and non-assessable. In addition, as of the close of business on the Business Day prior to the date of this Agreement, an aggregate of 7,095,000 Highlander Shares are issuable upon the exercise of the Highlander Options, and 29,240,298 Highlander Shares are issuable upon the exercise of the Highlander Warrants. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Highlander of any securities of Highlander (including Highlander Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Highlander (including Highlander Shares) or subsidiaries of Highlander. All outstanding Highlander Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Highlander Shares issuable upon the exercise of Highlander Options or Highlander Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Other than Highlander Shares, there are no securities of Highlander or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Highlander Options, Highlander Warrants, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Highlander Shareholders on any matter. There are no outstanding contractual or other obligations of Highlander to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its material subsidiary. There are no outstanding bonds, debentures or other evidences of indebtedness of Highlander or any in its subsidiaries having the right to vote with the Highlander Shareholders on any matters.

(f)	Shareholder and Similar Agreements. Highlander is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Highlander.

(g)	Reporting Status and Securities Laws Matters. Highlander is a “reporting issuer” in all of the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Securities Laws in any of the provinces or territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Highlander and, to the knowledge of Highlander, no inquiry or investigation (formal or informal) of Highlander or the Highlander Public Disclosure Record by any Securities Authority, is in effect or ongoing or, to the knowledge of Highlander, threatened or expected to be implemented or undertaken. No securities of Highlander are registered or required to be registered under Section 12 of the U.S. Exchange Act, Highlander is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and Highlander is not subject to any proceedings under or any order issued pursuant to section 12(j) of the U.S. Exchange Act. The Highlander Shares are listed and posted for trading on the TSX. Highlander is in compliance with applicable requirements of the TSX, except where non-compliance would not result in a Highlander Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(h)	Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Highlander free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a subsidiary. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the subsidiaries.

(i)	Regulatory Approvals. Other than filings with the Securities Authorities and the TSX, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Highlander of the transactions contemplated by this Agreement and the Arrangement.

(j)	Consents. There are no consents or waivers required from any party under any Highlander Material Contract to which Highlander or its subsidiaries are a party in order for Highlander to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(k)	Public Filings. Highlander has filed or furnished, as applicable, all documents in the Highlander Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the TSX. All such documents and information comprising the Highlander Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX relating to continuous disclosure requirements. Highlander has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2023, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Highlander, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Highlander Public Disclosure Record.

(l)	Highlander Financial Statements.

(i)	Highlander’s audited financial statements as at and for the financial years ended September 30, 2024 and September 30, 2023 (including the notes thereto and the report of the auditors thereon) and Highlander’s unaudited interim financial statements as at and for the three and twelve months ended September 30, 2025 and September 30, 2024 (including the notes thereto) (collectively the “Highlander Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Highlander and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Highlander and its subsidiaries on a consolidated basis. There has been no material change in Highlander’s accounting policies since September 30, 2024, except as disclosed in the Highlander Public Disclosure Record or as required by IFRS.

(ii)	The management of Highlander has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Highlander in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Highlander in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Highlander’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	Highlander maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Highlander and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Highlander and its subsidiaries are being made only with authorizations of management and directors of Highlander and its subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Highlander or its subsidiaries that could have a material effect on its financial statements.

(iv)	To the knowledge of Highlander: (A) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Highlander that are reasonably likely to adversely affect the ability of Highlander to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Highlander.

(v)	Since September 30, 2024, neither Highlander nor any of its subsidiaries nor, to Highlander’s knowledge, any director, officer, employee, auditor, accountant or representative of Highlander or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Highlander or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Highlander or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Highlander Board.

(m)	Books and Records. The financial books, records and accounts of Highlander and its subsidiaries, in all material respects: (i) have been maintained, in the case of Highlander in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Highlander and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Highlander Financial Statements. The corporate records and minute books for each of Highlander and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Highlander and each of its subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by Highlander, as the case may be.

(n)	No Undisclosed Liabilities. Other than as disclosed in the most recent Highlander Financial Statements filed, or furnished, as applicable, on SEDAR+, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in this Agreement, or inter-company indebtedness, liabilities and guarantees among Highlander and its subsidiaries, Highlander and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(o)	No Highlander Material Adverse Effect. Since September 30, 2024, except as disclosed in the Highlander Public Disclosure Record, there has been no Highlander Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Highlander Material Adverse Effect.

(p)	Litigation. There are no Proceedings pending or, to the knowledge of Highlander, threatened affecting Highlander or any of its subsidiaries or affecting any of the Highlander Concessions, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Highlander Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Highlander nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Highlander Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(q)	Taxes.

(i)	Each of Highlander and any of its subsidiaries, in all material respects, has duly and timely made or prepared all Returns required to be made or prepared by it, has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Entity and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(ii)	Each of Highlander and any of its subsidiaries, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Highlander Financial Statements.

(iii)	None of Highlander or any of its subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Return covering any Taxes for which Highlander or any of its subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Highlander or any of its subsidiaries is or may be liable; (iii) Highlander or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which Highlander or any of its subsidiaries is or may be liable.

(iv)	To the knowledge of Highlander, there are no proceedings, investigations, audits or claims now pending or threatened against Bear Creek or any of its subsidiaries in respect of any Taxes, that in the aggregate, would constitute Material Taxes, and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes that, in the aggregate, would constitute Material Taxes.

(v)	Each of Highlander or any of its subsidiaries has complied in all material respect with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(vi)	No jurisdiction or authority in which Highlander or a subsidiary, as applicable, does not file a Return has alleged that Highlander or such subsidiary, as applicable, is required to file such a Return.

(r)	Property.

(i)	The Highlander Concessions are the only mineral tenures that Highlander or any of its subsidiaries have any legal or equitable interest in and that are required to conduct Highlander’s or any of its subsidiaries’ business as now conducted.

(ii)	The Highlander Lands are the only interests in real property that are required to conduct Highlander’s or any of its subsidiaries’ business as now conducted.

(iii)	Each of the Highlander Concessions and Highlander Lands is in good standing in all material respects and is held by Highlander or one of its subsidiaries free and clear of all material Liens, and no person has any agreement or right to acquire an interest in such assets.

(iv)	Highlander or its subsidiaries have the right in all material respects to enter upon the Highlander Lands over which the Highlander Concessions are located.

(v)	There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Highlander, that are threatened, affecting or which could materially affect the title to or ownership by Highlander or any of its subsidiaries of, or the right to explore, the Highlander Concessions.

(vi)	Neither Highlander nor any of its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Highlander’s or any of its subsidiaries’ material interest in the Highlander Concessions.

(vii)	No material dispute is pending or, to the knowledge of Highlander, threatened in connection with the ownership, access to or use of any Highlander Concessions or Highlander Lands between Highlander or any of its subsidiaries and: (A) any surface landowner; (B) other mining companies; or (C) any Governmental Entity.

(s)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Highlander Material Adverse Effect, any and all operations of Highlander and each of its subsidiaries and, to the knowledge of Highlander, any and all operations by third parties, on or in respect of the assets and properties of Highlander and any of its subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable mining industry standards and practices and in material compliance with applicable Laws.

(t)	Mineral Reserves and Resources. Highlander is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated indicated and inferred mineral resources disclosed in the Highlander Public Disclosure Record prior to the date of this Agreement, have been prepared in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by Highlander to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of the Highlander Technical Report was complete and accurate in all material respects at the time such information was furnished and complied in all material respects, with the requirements of NI 43-101. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Highlander from the amounts disclosed in the Highlander Public Disclosure Record, other than depletion from ordinary course mining operations. All material information regarding the San Luis Project, including drill results, technical reports and studies, that are required to be disclosed by Securities Laws, have been disclosed in the Highlander Public Disclosure Record in compliance, in all material respects, with applicable Securities Laws.

(u)	Technical Report.

(i)	The San Luis Project is currently the only material property of Highlander for the purposes of NI 43-101 and the sole technical report concerning the San Luis Project is the technical report entitled “Technical Report on the San Luis Property, District of Shupluy, Yunguay Province, Ancash Department, Peru” with an effective date of January 15, 2025, and prepared by Martin Mount, MSc MCSM FGS Cgeol FIMMM CEng (the “Highlander Technical Report”).

(ii)	Highlander or its corporate predecessors made available to the authors of the Highlander Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions in the Highlander Technical Report are reasonable and appropriate.

(iii)	As of the date hereof the Highlander Technical Report remains current and since the date of the Highlander Technical Report there is no new material scientific or technical information concerning the San Luis Project that is not included in the Highlander Technical Report and that would require a new technical report in respect of such property to be issued under NI 43- 101.

(v)	Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Highlander or any of its subsidiaries, including the Highlander Concessions and Highlander Lands, has been given or commenced, nor, to the knowledge of Highlander, is any such proceeding or notice threatened.

(w)	Permits. Each of Highlander and its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws, other than Permits disclosed in the Highlander Public Disclosure Record or with which non-compliance with would not result in a Highlander Material Adverse Effect, or necessary to conduct its current business as is now being conducted, other than Permits which non- compliance with would not result in a Highlander Material Adverse Effect. To the knowledge of Highlander, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Highlander’s or its subsidiaries’ current business as is now being conducted, except as disclosed in the Highlander Public Disclosure Record and for such revocations or failure to renew which, individually or in the aggregate, would not result in a Highlander Material Adverse Effect.

(x)	Environmental Matters. To the knowledge of Highlander, each of Highlander and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all respects with all Environmental Laws and all terms and conditions of all Environmental Permits, other than where non- compliance, individually or in the aggregate, would not result in a Highlander Material Adverse Effect;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any material litigation or administrative proceeding, nor to Highlander’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case: (1) asserts or alleges that it violated any Environmental Laws; (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws, except as would not individually or in the aggregate, have a Highlander Material Adverse Effect; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)	is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any Environmental Liabilities, except as would not, individually or in the aggregate, have a Highlander Material Adverse Effect.

(y)	Health and Safety. There are no material claims, investigations or inquiries pending against Highlander or any of its subsidiaries (or naming Highlander or any of its subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of its operations.

(z)	Cultural Heritage. None of the areas covered by the Highlander Lands (including any constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Entity.

(aa)	Labour and Employment. No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Highlander or any of its facilities.

(bb)	Compliance with Laws. Highlander and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Highlander Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(cc)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Highlander or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Highlander or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Highlander Material Adverse Effect.

(dd)	Administration and Receivership. To the knowledge of Highlander, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Highlander or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Highlander or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(ee)	Voluntary Arrangement, Etc. Neither Highlander nor any of its material subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(ff)	Related Party Transactions. Other than among Highlander and its subsidiaries, and except as disclosed in the Highlander Public Disclosure Record, there are no Contracts or other transactions currently in place between Highlander or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Highlander Shareholder of record or, to the knowledge of Highlander, beneficial owner of 5% or more of the Highlander Shares; (ii) any officer or director of Highlander or any of its subsidiaries; or (iii) to the knowledge of Highlander, any affiliate or associate of any such, officer, director, Highlander Shareholder of record or beneficial owner.

(gg)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Highlander or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect: (i) any business practice; (ii) any acquisition or disposition of property; or (iii) the conduct of the business, as currently conducted.

(hh)	Issuance of Highlander Shares. The Highlander Shares to be issued:

(i)	as the Share Consideration will, when issued pursuant to the Arrangement; and

(ii)	upon exercise of the Bear Creek Warrants by the Bear Creek Warrantholders, following the Effective Time will, when issued,

be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Highlander, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45- 102 Resale of Securities) and listed and posted for trading on the TSX and are not and will not be subject to or issued in violation of, any pre-emptive rights or back- in rights. Highlander Shares to be issued as the Share Consideration shall not be “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act and shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at or after the Effective Time become, “affiliates” of Highlander, as such term is defined in Rule 144 under the U.S. Securities Act). Highlander Shares to be issued upon exercise of the Bear Creek Warrants following the Effective Time have not been and will not be registered under the U.S. Securities Act or any U.S. state Securities Laws, and to the extent that such Bear Creek Warrants are exercised by or for the account or benefit of a U.S. person (within the meaning of Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state Securities Laws, the underlying Highlander Shares shall be issued as “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act.

(ii)	Insurance. Highlander and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of operations.

(jj)	Corrupt Practices Legislation.

(i)	Neither Highlander nor any of its subsidiaries, nor, to Highlander’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Highlander or any of its subsidiaries has offered or given, and Highlander is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Highlander or any of its subsidiaries in the course of business;

(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Highlander or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Highlander or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)	There have been no actions taken by Highlander, any of its subsidiaries or, to the knowledge of Highlander, by any persons on behalf of Highlander or any of its subsidiaries, that would cause Highlander or its subsidiaries or such persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which Highlander or any of its subsidiaries conduct their business and to which Highlander or any of its subsidiaries may be subject.

(iii)	The financial records of Highlander and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)	There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Highlander and its subsidiaries conduct their business pending against Highlander or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Highlander or any of its subsidiaries, or to the knowledge of Highlander, threatened against or affecting, Highlander or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Highlander or any of its subsidiaries.

(kk)	Anti-Money Laundering. The operations of Highlander and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Highlander or the subsidiary is subject, including the Money Laundering Laws, and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Highlander or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(ll)	NGOs and Community Groups. No material dispute between Highlander or any of its subsidiaries and any non-governmental organization, community, community group, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Highlander, is threatened with respect to any of Highlander’s or any of its subsidiaries’ properties or operations.

(mm)	Ownership of Bear Creek Shares or other Bear Creek Securities. Prior to giving effect to the Private Placement, neither Highlander nor any of its affiliates own any Bear Creek Shares or any other securities of Bear Creek.

(nn)	Foreign Private Issuer. Highlander is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(oo)	Not an Investment Company. Highlander is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(pp)	Investment Canada Act. Highlander is not a “non-Canadian” within the meaning of the Investment Canada Act.

4.2	Survival of Representations and Warranties

The representations and warranties of Highlander contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Bear Creek Regarding the Conduct of Business

(a)	Bear Creek covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as expressly set forth in the Bear Creek Disclosure Letter; (iii) as required by applicable Law; or (iv) with the prior written consent of Highlander, such consent not to be unreasonably withheld, conditioned or delayed, Bear Creek shall and shall cause each of its subsidiaries to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business;

(ii)	use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, employees, properties, business relationships and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, aboriginal or indigenous peoples or aboriginal or indigenous groups, Governmental Entities and others having business relationships with them; and

(iii)	allocate and utilize proceeds of the Private Placement as set out in the Subscription Agreement and for greater certainty shall not utilize such funds for other uses;
(iv)	fully cooperate and consult through meetings with Highlander, as Highlander may reasonably request, to allow Highlander to monitor, and provide input with respect to the direction and control of any activities relating to the development of the Corani Project or any exploration of any properties;

(v)	provide Highlander and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of exploration results and any other scientific and technical information prior to such disclosure, and give due and reasonable consideration to any comments made by Highlander and its legal counsel; and

(vi)	provide Highlander with weekly reporting of payables that reach the level of materiality requiring sign off from Bear Creek’s Chief Financial Officer.

(b)	Without limiting the generality of Section 5.1(a), Bear Creek covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement, the Plan of Arrangement or the Subscription Agreement; (ii) as expressly set forth in the Bear Creek Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of Highlander, such consent not to be unreasonably withheld, conditioned or delayed, Bear Creek shall not and shall cause each of its subsidiaries not to:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational or constating documents;

(ii)	split, combine or reclassify any Bear Creek Shares or other securities of Bear Creek or any of its subsidiaries;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Bear Creek owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Bear Creek or any wholly-owned subsidiary of Bear Creek;

(iv)	issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any Bear Creek Shares or other equity or voting interests or any options or any options, warrants, calls, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Bear Creek Shares or other equity or voting interests or other securities of Bear Creek or any of its subsidiaries (including, for certainty, any Bear Creek Options, Bear Creek Warrants, Bear Creek DSUs and Bear Creek RSUs), other than pursuant to the valid exercise or vesting of Bear Creek Options, Bear Creek Warrants, Bear Creek DSUs and Bear Creek RSUs outstanding on the date of this Agreement in accordance with their terms, and pursuant to the Private Placement;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Bear Creek Shares or other securities of Bear Creek or any of its subsidiaries;

(vi)	amend the terms of any of the Bear Creek Shares or other securities of Bear Creek or any of its subsidiaries;

(vii)	except in connection with intercompany payments among Bear Creek and its subsidiaries in the ordinary course of business and other than as disclosed in Schedule 5.1(b)(vii) of the Bear Creek Disclosure Letter, reduce the stated capital of any Bear Creek Shares or other securities of Bear Creek or any of its subsidiaries;

(viii)	incorporate, acquire or create any new subsidiary;

(ix)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Bear Creek or any of its subsidiaries;

(x)	make any changes in its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or IFRS;

(xi)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Bear Creek or any of its subsidiaries, except for: (A) sales of mineral product from the Mercedes Gold-Silver Mine Project in the ordinary course of business; (B) sales of obsolete assets in the ordinary course of business; and (C) other sales of tangible non- material assets in the ordinary course of business subject to a maximum (in terms of value of such assets or interests therein) of $1,000,000 (whether individually or in the aggregate);

(xii)	reorganize, amalgamate or merge Bear Creek or any of its subsidiaries with any other person;

(xiii)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree (in one transaction or in a series of related transactions) to acquire, directly or indirectly, any person, or securities, interests or business of any person, or make any investment or agree to make an investment, directly or indirectly (in one transaction or in a series of related transactions), either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of this Agreement);

(xiv)	acquire or agree to acquire, directly or indirectly, any assets or properties of any person other than in the ordinary course of business;

(xv)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances, other than: (A) vendor credit at the Mercedes Gold-Silver Mine Project, incurred in the ordinary course of business, not in excess of US$5,000,000, in the aggregate, and (B) interest and penalties on indebtedness, liabilities, obligations or Taxes owing as of the date of this Agreement;

(xvi)	except as required by this Agreement, applicable Law, the terms of the Bear Creek Equity Incentive Plan or Bear Creek Benefit Plans, any collective bargaining agreement, or any written employment or consulting contract in effect as of the date of this Agreement: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of Bear Creek or any of its subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of Bear Creek or any of its subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under the Bear Creek Equity Incentive Plan or Bear Creek Benefit Plans or create any new benefit; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Bear Creek or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, including under any Bear Creek Benefit Plan, except in the ordinary course of business; (E) make any material determinations under any Bear Creek Benefit Plan that is not in the ordinary course of business, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described in this Agreement; or (F) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Highlander to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of Bear Creek or any of its subsidiaries after the Effective Time; (y) require Highlander to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Highlander from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;

(xvii)	enter into, extend, amend or terminate any collective bargaining agreement or any Bear Creek Benefit Plan;

(xviii)	negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any officer, director, employee, agent or individual contractor or consultant, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; (B) amendments required by Law; (C) for the purposes hiring or engaging employees, agents or individual contractors or consultants (in each case, a “New Hire”) required in the ordinary course of business to replace terminated or departed employees, agents or individual contractors or consultants (in each case, a “Departing Hire”) at the Mercedes Gold-Silver Mine Project, provided that such New Hire is employed or engaged on substantially the same terms and conditions pursuant to which the Departing Hire was employed or engaged, and provided further that the overall compensation payable to such New Hire does not exceed $150,000 annually, excluding from such overall compensation benefits under the Bear Creek Benefits Plans;

(xix)	make or forgive any loans or advances to any of its officers, directors, employees, agents or individual contractors or consultants;

(xx)	other than as disclosed in Section 5.1(b)(xvi) of the Bear Creek Disclosure Letter, make any bonus or profit sharing distribution or similar payment of any kind to any person, including: officers, directors employees, agents or individual contractors or consultants;

(xxi)	settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim, liability or proceeding; (B) any claims, liabilities or obligations in an amount in excess of US$500,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the Bear Creek Financial Statements; or (C) any material rights, claims or benefits of Bear Creek or any of its subsidiaries;

(xxii)	enter into or extend any agreement or arrangement that provides for: (A) any limitation or restriction on the ability of Bear Creek or any of its subsidiaries or, following the Effective Time, the ability of any of Bear Creek’s affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Bear Creek or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Bear Creek’s affiliates, is or would be conducted, or (C) any limitation or restriction on the ability of Bear Creek or any of its subsidiaries or, following the Effective Time, the ability of any of Bear Creek’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xxiii)	waive, release or condition any material non-compete, non-solicitation, non-disclosure, confidentiality or other restrictive covenant owed to Bear Creek;

(xxiv)	negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Bear Creek or any of its subsidiaries and another person, except in the ordinary course of business;

(xxv)	negotiate, enter into, extend, amend or terminate any material agreement, commitment or understanding with any aboriginal or indigenous peoples or aboriginals or indigenous groups;

(xxvi)	other than as is necessary to comply with any applicable written contract in effect on the date of this Agreement, the Bear Creek Equity Incentive Plans or Bear Creek Benefit Plans, engage in any transaction with any related parties;

(xxvii)	(A) enter into any agreement that if entered into prior to the date of this Agreement, would be a Bear Creek Material Contract; (B) modify, amend in any material respect, transfer or terminate any Bear Creek Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Bear Creek Material Contract;

(xxviii)	initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement);

(xxix)	incur, or commit to, capital expenditures in excess of the amounts set out in Schedule 5.1(b)(xxix) to the Bear Creek Disclosure Letter;

(xxx)	enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business;

(xxxi)	(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of any Return, except as may be required pursuant to applicable Law; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, proceeding or re- assessment;

(xxxii)	(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for material Permits;

(xxxiii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Bear Creek to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xxxiv)	agree, resolve or commit to do any of the foregoing.

For greater certainty, nothing in this Section 5.1 shall give Highlander, directly or indirectly, any right to control or direct the operations of Bear Creek or any of its subsidiaries.

5.2	Additional Covenants of Bear Creek

(a)	Bear Creek shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Bear Creek or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 9.2(a), none of Bear Creek or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months. Bear Creek shall consult with Highlander on any renewals of insurance (or re-insurance) policies.

(b)	Bear Creek shall provide Highlander with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Bear Creek Material Adverse Effect.

(c)	Bear Creek shall promptly notify Highlander of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, aboriginal or indigenous peoples or aboriginals or indigenous groups in respect of Bear Creek’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Bear Creek Concessions.

(d)	Bear Creek shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of Bear Creek and its subsidiaries that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns.

(e)	Bear Creek shall keep Highlander reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Bear Creek or any of its subsidiaries).

(f)	Bear Creek shall apply for and use its commercially reasonable efforts to obtain approval of the Private Placement from the TSXV as soon as practicable after the date hereof, subject to official notice of issuance.

(g)	Prior to the Effective Time, the Nominating and Corporate Governance Committee of the Bear Creek Board shall identify one director of Bear Creek (the “Bear Creek Nominee”) to be proposed for appointment to the Highlander Board immediately after the Effective Time and provide notice to Highlander of the Bear Creek Nominee, provided that the proposed Bear Creek Nominee is: (i) a member of the Bear Creek Board as of the date of this Agreement; (ii) eligible to be a director of Highlander pursuant to applicable Laws;·and (iii) “independent” with respect to both Bear Creek and Highlander, as such term is defined in National Instrument 52- 110 -Audit Committees.

For greater certainty, nothing in this Section 5.2 shall give Highlander, directly or indirectly, any right to control or direct the operations of Bear Creek or any of its subsidiaries.

5.3	Covenants of Highlander Regarding the Conduct of Business

(a)	Highlander covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (x) as expressly required by this Agreement or the Plan of Arrangement; (y) as required by applicable Law, or (z) with the prior written consent of Bear Creek, such consent not to be unreasonably withheld, conditioned or delayed, Highlander shall and shall cause each of its subsidiaries to:

(i)	conduct their respective business only in, and not take any action except in the ordinary course of business; and

(ii)	use commercially reasonable efforts to maintain, and preserve intact, its business, its business organization, goodwill, employees, properties, business relationships and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, aboriginal or indigenous peoples or aboriginals or indigenous groups, Governmental Entities and others having business relationships with them.

(b)	Without limiting the generality of Section 5.3(a), Highlander covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as required by applicable Law; or (iii) with the prior written consent of Bear Creek, such consent not to be unreasonably withheld, conditioned or delayed, Highlander shall not and shall cause each of its subsidiaries not to:

(i)	amend or propose to amend its notice of articles, articles or its organizational or constating documents in any manner that would adversely affect the value of the Consideration;

(ii)	split, combine, or reclassify Highlander Shares;

(iii)	reorganize, amalgamate or merge Highlander, or, to the extent prejudicial to the Arrangement or to Bear Creek, any subsidiary of Highlander;

(iv)	issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber a material number of Highlander Shares or other equity or voting interests or any options or any options, warrants, calls, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Highlander Shares or other equity or voting interests or other securities of Bear Creek or any of its subsidiaries, other than pursuant to: (A) one or more offerings of Highlander Shares not to exceed $100,000,000, in the aggregate, or result in the creation of a new control person; and (B) the valid exercise or vesting of Highlander Options or Highlander Warrants outstanding on the date of this Agreement in accordance with their terms; or (C) grants of Highlander Options or security based compensation in the ordinary course of business;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Highlander or any of its material subsidiaries;

(vi)	amend the terms of any of the Highlander Shares;

(vii)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any material assets, securities, properties, interests or businesses of Highlander or any of its subsidiaries;

(viii)	reorganize, amalgamate or merge Highlander or any of its subsidiaries with any other person;

(ix)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree (in one transaction or in a series of related transactions) to acquire, directly or indirectly, any person, or securities, interests or business of any person, or make any investment or agree to make an investment, directly or indirectly (in one transaction or in a series of related transactions), either by the purchase of securities of, or contributions of capital to, any other person (other than wholly owned subsidiaries as of the date of this Agreement), if such acquisition is material to Highlander or its subsidiaries, taken as a whole, and: (A) where the purchase price (excluding any contingent, earn-out or other deferred payments) in respect thereof exceeds $50,000,000 or (B) where the acquisition or agreement is not on an arm’s length basis;

(x)	acquire or agree to acquire, directly or indirectly, any assets or properties of any person, if such assets or properties would be material to Highlander and its subsidiaries, taken as a whole;

(xi)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances, if such indebtedness, liability, debt securities or obligations would exceed $100,000,000, in the aggregate;

(xii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually on the aggregate, prevent or materially delay or materially impede the ability of Highlander to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xiii)	authorize, agree or resolve to do any of the foregoing.

(c)	Highlander shall provide Bear Creek with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Highlander Material Adverse Effect.

5.4	Additional Covenants of Highlander

(a)	Concurrently with the execution of this Agreement, Highlander hereby irrevocably agrees to subscribe for and purchase 50,000,000 Bear Creek Shares (the “Subscription Shares”) and Bear Creek hereby irrevocably agrees to sell and issue to Highlander the Subscription Shares, for an aggregate subscription price of $18,000,000 for the Subscription Shares (the “Subscription Price”) on the terms and conditions set out in the subscription agreement (the “Subscription Agreement”) between Highlander and Bear Creek of even date herewith (the “Private Placement”). Completion of the Private Placement shall occur two Business Days following conditional approval of the Private Placement by the TSXV and shall not be conditional upon the completion of the Arrangement.

(b)	At the Bear Creek Meeting or at any postponement or adjournment thereof or in any other circumstance upon which a vote, consent or other approval of the Bear Creek Shareholders with respect to the Bear Creek Resolution is sought, Highlander shall: (i) cause the Subscription Shares to be counted as present for the purposes of establishing quorum, (ii) vote the Subscription Shares in favour of the approval of the Bear Creek Resolution, and (iii) vote the Subscription Shares in favour of any other matter necessary for the consummation of the transactions contemplated by this Agreement.

(c)	Highlander shall apply for and use its commercially reasonable efforts to obtain conditional approval of the listing for trading on the TSX by the Effective Time of the Highlander Shares to be issued pursuant to the Arrangement and the Highlander BCM Warrant Shares to be issued upon due exercise of Bear Creek Warrants, subject to official notice of issuance.

(d)	Prior to or contemporaneously with the Effective Time, if determined appropriate by the warrant agent under the Bear Creek Warrant Indenture, relying on advice of counsel, Highlander shall execute and deliver a supplemental indenture in accordance with the Bear Creek Warrant Indenture.

(e)	Prior to the Effective Time, the Highlander Board shall consider and vote on acting reasonably and in good faith whether to appoint the Bear Creek Nominee to the Highlander Board immediately after the Effective Time, provided that the Bear Creek Nominee is: (i) a member of the Bear Creek Board as of the date of this Agreement; (ii) eligible to be a director of Highlander pursuant to applicable Laws; and (iii) “independent” with respect to both Bear Creek and Highlander, as such term is defined in National Instrument 52-110 - Audit Committees. If the Highlander Board resolves to appoint the Bear Creek Nominee to the Highlander Board, Highlander shall take all actions to ensure that the Highlander Board, immediately after the Effective Time, shall include the Bear Creek Nominee as a director of Highlander.

(f)	Highlander shall not, without the consent of Bear Creek, materially amend the terms and conditions of the Debt Restructuring Agreements.

(g)	Contemporaneously with the Effective Time, or as soon as practicable thereafter, Highlander will repay or cause to be repaid the advance and outstanding interest owing pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton Precious Metals International Ltd.

5.5	Mutual Covenants of the Parties Relating to the Arrangement

Subject to Section 5.7, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all Regulatory Approvals; (ii) obtain all necessary waivers, consents and approvals required to be obtained from parties to the Bear Creek Material Contracts; (iii) obtain all material Permits required to be obtained by it or any of its subsidiaries under applicable Laws; (iv) fulfill all conditions and satisfy all provisions of this Agreement, the Arrangement and the Debt Restructuring Agreements, required to be satisfied by it; (v) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (vi) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (vii) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or the Debt Restructuring Agreements or which would reasonably be expected to materially impede or materially delay the consummation of Arrangement or the other transactions contemplated by this Agreement, the Arrangement or the Debt Restructuring Agreements;

(c)	it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting this Agreement, the Debt Restructuring Agreements or the consummation of the transactions contemplated hereby or thereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement or the Debt Restructuring Agreements; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement or the Debt Restructuring Agreements, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Bear Creek or Highlander from consummating the Arrangement or the Debt Restructuring Agreements;

(d)	it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(e)	promptly notify the other Party of:

(i)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement or the Debt Restructuring Agreements (and the response thereto from such Party, its subsidiaries or its Representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement or the Debt Restructuring Agreements (and the response thereto from such Party, its subsidiaries or its Representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement or the Debt Restructuring Agreements.

5.6	Pre-Acquisition Reorganization

(a)	Bear Creek agrees to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Highlander may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that unless otherwise agreed by Highlander and Bear Creek (i) any Pre-Acquisition Reorganization is not, in the opinion of Bear Creek or Bear Creek’s counsel, acting reasonably, prejudicial to Bear Creek, Bear Creek Securityholders or Bear Creek Warrantholders; (ii) any Pre-Acquisition Reorganization does not require Bear Creek to obtain the approval of Bear Creek Securityholders or Bear Creek Warrantholders; (iii) any Pre-Acquisition Reorganization shall not, in the opinion of Bear Creek, acting reasonably, impair, prevent, impede or materially delay the consummation of the Arrangement; (iv) any Pre-Acquisition Reorganization shall not, in the opinion of Bear Creek, acting reasonably, materially interfere with the ongoing operations of Bear Creek or its subsidiaries; (v) any Pre-Acquisition Reorganization shall not require Bear Creek or any of its subsidiaries to contravene any applicable Laws, their respective organizational documents or any Contract or Permit; (vi) Bear Creek and its subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Bear Creek Securityholders or Bear Creek Warrantholders that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; (vii) any Pre-Acquisition Reorganization is effected immediately prior to, contemporaneously with, or within two Business Days prior to the Effective Date; (viii) any Pre-Acquisition Reorganization does not result in the withdrawal or material modification of the Bear Creek Fairness Opinions; (ix) any Pre-Acquisition Reorganization is able to be reversed or unwound in the event the Arrangement is not consummated without materially prejudicing Bear Creek, any of its subsidiaries, Bear Creek Securityholders or Bear Creek Warrantholders; and (x) Highlander agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request.

(b)	Highlander shall provide written notice to Bear Creek of any proposed Pre- Acquisition Reorganization in reasonable detail at least fifteen (15) Business Days prior to the date of the Bear Creek Meeting. Any step or action taken by Bear Creek or its subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of Bear Creek contained in this Agreement. If the Arrangement is not completed, Highlander shall: (i) forthwith reimburse Bear Creek or at Bear Creek’s direction, its subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Bear Creek and its subsidiaries in considering or effecting a Pre-Acquisition Reorganization; and (ii) indemnify Bear Creek for any fees, expenses and costs (including professional fees and expenses and Taxes) of Bear Creek and its subsidiaries in reversing or unwinding any Pre- Acquisition Reorganization that was effected prior to the Effective Date. Highlander also hereby agrees to indemnify and save harmless Bear Creek and its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, Taxes, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

(c)	Bear Creek agrees that, upon receipt of notice from Highlander pursuant to Section 5.6(a) it shall, and shall cause each of its subsidiaries to, cooperate with Highlander in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Highlander in accordance with this Section 5.6.

(d)	The indemnification obligations contained in this Section 5.6 shall survive indefinitely notwithstanding the termination of this Agreement.

5.7	Regulatory Approvals

(a)	As soon as reasonably practicable after December 31, 2025, Bear Creek shall notify Highlander whether based on the unaudited financial statements of Minera Mercedes Minerales S. de R.L and Mercedes Gold Holdings S. A. de C.V. as at and for the financial year ended December 31, 2025, and based on the advice of legal counsel, a premerger notification filing is required in respect of the transactions contemplated by this Agreement with the CNA pursuant to Mexican Antitrust Law. If such a premerger notification filing is required, as soon as reasonably practicable following receipt of such notice the Parties shall each make a premerger notification filing in respect of the transactions contemplated by this Agreement with CNA.

(b)	With respect to obtaining the Regulatory Approvals, each of Bear Creek and Highlander shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii)	the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that this obligation shall not extend to (a) legally privileged information, or (b) information indicated by either Party to be competitively sensitive, in either case, which information shall be provided on an external counsel-only basis;

(iii)	each Party will keep the other Party and their respective counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, in either case the other Party’s external legal counsel shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis.

(c)	Each Party shall make available its Representatives on the reasonable request of a Party and its counsel, to assist in obtaining the Regulatory Approvals, including by (i) making introductions to, and arranging meetings with. key stakeholders and leaders of Governmental Entities and participating in those meetings; (ii) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals; and (iii) responding promptly to requests for support, documents, information, comments or input where reasonably requested in connection with the Regulatory Approvals.

(d)	The Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(e)	Each Party shall use its commercial reasonable efforts to ensure that the Section 3(a)(10) Exemption and exemptions from applicable securities Laws of any state of the United States are available for the issuance of Highlander Shares pursuant to the Plan of Arrangement.

5.8	Subsection 110(1.1) Election

The Parties acknowledge and covenant that (i) Bear Creek shall, and Highlander shall cause Bear Creek to elect pursuant to subsection 110(1.1) of the Tax Act and any similar legislation of a Canadian province in respect of the transfer, in accordance with the provisions of the Plan of Arrangement, of the Bear Creek Options that qualify for the deduction under paragraph 110(1)(d) of the Tax Act (“Qualifying Options”); (ii) neither Bear Creek nor any person who does not deal at arm’s length (within the meaning of the Tax Act) with Bear Creek, will deduct in computing income for the purposes of the Tax Act any amount (other than designated amounts permitted under the Tax Act) in respect of a payment made to the holders of Bear Creek Options in consideration for the transfer of their Qualifying Options; and (iii) Bear Creek will provide such holders of Qualifying Options with evidence in writing of such election, such evidence to be provided by making the appropriate notation on the T4 slips issued to such holders or in such other manner as prescribed by the Tax Act and any similar legislation of a Canadian province.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Bear Creek Securityholder Approval shall have been approved and adopted by the Bear Creek Securityholders at the Bear Creek Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Bear Creek and Highlander, acting reasonably, on appeal or otherwise;

(c)	the Highlander Resolution shall have been approved and adopted by Highlander Shareholders at the Highlander Meeting;

(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

(e)	the Highlander Shares to be issued to Bear Creek Shareholders in exchange for their Bear Creek Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable Securities Laws of any state of the United States, and (ii) shall not be “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act and shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at or after the Effective Time become, “affiliates” of Highlander, as such term is defined in Rule 144 under the U.S. Securities Act), provided, however, that Bear Creek shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Bear Creek fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption; provided, further, that Highlander will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement, and comply with the requirements set forth in Section 2.3;

(f)	the CNA Approval, if required, shall have been obtained;

(g)	the distribution of the Highlander Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Highlander Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws;

(h)	this Agreement shall not have been terminated in accordance with its terms;

(i)	the Debt Restructuring Agreements shall not have been terminated; and

(j)	Bear Creek and Highlander shall have provided an irrevocable direction to counsel of Bear Creek to pay from funds held in trust pursuant to Section 2.12(b), by wire transfer, the Termination Obligations owed to each Terminated Person.

6.2	Additional Conditions Precedent to the Obligations of Highlander

The obligation of Highlander to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Highlander and may be waived by Highlander at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Highlander may have):

(a)	the representations and warranties of Bear Creek set forth in:

(i)	Sections 3.1(a) [Board Recommendation], 3.1(b) [Fairness Opinions], 3.1(c) [Organization and Qualification], 3.1(d) [Authority Relative to this Agreement], 3.1(e) [No Violation], 3.1(i) [Ownership of Subsidiaries], 3.1(p) [No Bear Creek Material Adverse Effect], and 3.1(pp) [Brokers] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 3.1(f) [Capitalization] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made as at and as of such time;

(iii)	the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality qualification or the Bear Creek Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, would not have a Bear Creek Material Adverse Effect; and

(iv)	Bear Creek shall have provided to Highlander a certificate dated as of the Effective Date of two senior officers of Bear Creek certifying (on Bear Creek’s behalf and without personal liability) as to the foregoing;

(b)	Bear Creek shall have complied in all material respects with its covenants herein to be complied with by it prior to the Effective Time and Bear Creek shall have provided to Highlander a certificate dated as of the Effective Date of two senior officers of Bear Creek certifying (on Bear Creek’s behalf and without personal liability) compliance with such covenants;

(c)	since the date of this Agreement, there shall not have occurred any Bear Creek Material Adverse Effect;

(d)	there shall be no action or proceeding pending by a Governmental Entity that is reasonably likely to:

(i)	enjoin or prohibit the Highlander’ ability to acquire, hold, or exercise full rights of ownership over, any Bear Creek Shares, including the right to vote Bear Creek Shares; and

(ii)	if the Arrangement is consummated, have a Bear Creek Material Adverse Effect; and

(e)	Dissent Rights shall not have been validly exercised by holders of more than 5% of the outstanding Bear Creek Shares.

6.3	Additional Conditions Precedent to the Obligations of Bear Creek

The obligations of Bear Creek to complete the Arrangement is subject to the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Bear Creek and may be waived by Bear Creek at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Bear Creek may have):

(a)	the representations and warranties of Highlander set forth in:

(i)	Section 4.1(a) [Organization and Qualification], 4.1(c) [Authority Relative to this Agreement], 4.1(d) [No Violations], 4.1(h) [Ownership of Subsidiaries], 4.1(o) [No Highlander Material Adverse Effect], and 4.1(hh) [Issuance of Highlander Shares] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 4.1(e) [Capitalization] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made as at and as of such time;

(iii)	the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality qualification or the Highlander Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, would not have a Highlander Material Adverse Effect; and

(iv)	Highlander shall have provided to Bear Creek a certificate dated as of the Effective Date of two senior officers of Highlander certifying (on Highlander’s behalf and without personal liability) as to the foregoing;

(b)	Highlander shall have complied in all material respects with its covenants herein to be complied with by it prior to the Effective Time and Highlander shall have provided to Bear Creek a certificate dated as of the Effective Date of two senior officers of Highlander certifying (on Highlander’ behalf and without personal liability) compliance with such covenants;

(c)	since the date of this Agreement, there shall not have been any Highlander Material Adverse Effect;

(d)	Highlander shall have complied with its obligations under Section 2.12 and the Depositary shall have confirmed receipt of Highlander Shares to satisfy the aggregate Share Consideration payable to Bear Creek Shareholders pursuant to the Arrangement; and

(e)	Highlander shall have delivered evidence to Bear Creek of the conditional approval of the listing and posting for trading on the TSX of the Highlander Shares to be issued as Consideration pursuant to the Plan of Arrangement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date. For greater certainty and notwithstanding anything else in this Agreement, the conditions set forth in this Article 6 for the benefit of a Party are the only conditions to such Party’s obligations to complete the Arrangement. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary or counsel to Bear Creek, all Highlander Shares held in escrow by the Depositary pursuant to Section 2.12(a) and all funds held in escrow by counsel to Bear Creek pursuant to Section 2.12(b) shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

ARTICLE 7

ADDITIONAL AGREEMENTS OF BEAR CREEK REGARDING BEAR CREEK ACQUISITION PROPOSALS

7.1	Bear Creek Non-Solicitation.

(a)	Except as otherwise expressly provided in this Section 7.1, Bear Creek shall not and shall cause its subsidiaries not to, directly or indirectly, through any of its Representatives:

(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Bear Creek or any of its subsidiaries other than pursuant to a confidentiality and standstill agreement permitted pursuant to Section 7.1(e)), any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to a Bear Creek Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than Highlander and its subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Bear Creek Acquisition Proposal; provided that Bear Creek or its Representatives shall be permitted to communicate with any person who has made a Bear Creek Acquisition Proposal (A) to advise such person of the restrictions in this Agreement, (B) for the purpose of clarifying the terms and conditions of such Bear Creek Acquisition Proposal and (C) that the Bear Creek Board has determined that such Bear Creek Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Bear Creek Superior Proposal;

(iii)	make a Bear Creek Change in Recommendation; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Bear Creek Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.1(e)).

(b)	Bear Creek shall, and shall cause its subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than Highlander and its subsidiaries or affiliates) conducted by Bear Creek or any of its subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, a Bear Creek Acquisition Proposal, and, in connection therewith, Bear Creek shall:

(i)	promptly discontinue access to and disclosure of its and its subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(ii)	as soon as possible request (and in any case within two Business Days), and use commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require, the return or destruction of all confidential information (including derivative information) regarding Bear Creek and its subsidiaries previously provided to any person (other than Highlander and its subsidiaries or affiliates) in connection with a possible Bear Creek Acquisition Proposal to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Bear Creek is entitled.

(c)	Bear Creek represents and warrants that neither Bear Creek nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Bear Creek or any of its subsidiaries is a Party in connection with any potential Bear Creek Acquisition Proposal. Subject to Section 7.1(e), Bear Creek covenants and agrees that:

(i)	Bear Creek shall take all commercially reasonable action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Bear Creek or any of its subsidiaries is a party in connection with any Bear Creek Acquisition Proposal; and

(ii)	neither Bear Creek nor any of its subsidiaries nor any of their respective Representatives will, without the prior written consent of Highlander, release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Bear Creek, or any of its subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Bear Creek or any of its subsidiary is a party (it being acknowledged by Highlander that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.1(c)).

(d)	If Bear Creek, or any of its subsidiaries or any of their respective Representatives receives:

(i)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or could reasonably be expected to constitute or lead to a Bear Creek Acquisition Proposal; or

(ii)	any request for copies of, access to, or disclosure of, confidential information relating to Bear Creek or any of its subsidiaries in connection with any proposal that constitutes or could reasonably be expected to constitute or lead to a Bear Creek Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of Bear Creek or any of its subsidiaries, in each case made after the date of this Agreement;

then, Bear Creek shall promptly orally notify Highlander, and then in writing within 24 hours, of such Bear Creek Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the person making such Bear Creek Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. Bear Creek shall keep Highlander promptly and reasonably informed of the status of developments and (to the extent permitted by Section 7.1(f)) discussions and negotiations with respect to such Bear Creek Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

(e)	Notwithstanding any other provision of this Section 7.1, if at any time following the date of this Agreement and prior to obtaining the Bear Creek Securityholder Approval, Bear Creek receives an unsolicited bona fide written Bear Creek Acquisition Proposal, Bear Creek (A) may engage in or participate in discussions or negotiations with such person regarding such Bear Creek Acquisition Proposal, and (B) may provide copies of, access to or disclosure of information, properties, facilities, books or records of Bear Creek or its subsidiaries, if and only if:

(i)	Bear Creek Board determines, in good faith after consultation with its outside financial and legal advisors, that such Bear Creek Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Bear Creek Superior Proposal;

(ii)	such person is not restricted from making a Bear Creek Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with Bear Creek or any of its subsidiaries;

(iii)	Bear Creek has been, and continues to be, in compliance with its obligations under this Section 7.1 in all material respects; and

(iv)	prior to providing any such copies, access or disclosures, Bear Creek enters into a confidentiality and standstill agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms that are not less favourable in the aggregate to Bear Creek than the Bear Creek Confidentiality Agreement and which does not contain a restriction on the ability of Bear Creek to disclose information to Highlander relating to the agreement or the status of developments and negotiations with respect to such Bear Creek Acquisition Proposal with such person and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Highlander.

(f)	Nothing contained in this Agreement shall prohibit Bear Creek Board (acting in good faith and upon advice of its outside legal and financial advisors) from making any disclosure to Bear Creek Shareholders as required by applicable Law, including complying with section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of a Bear Creek Acquisition Proposal; provided, however, that neither Bear Creek nor the Bear Creek Board shall be permitted to recommend that the Bear Creek Shareholders tender any securities in connection with any take-over bid that is a Bear Creek Acquisition Proposal or effect a Bear Creek Change in Recommendation with respect thereto, except as permitted by this Section 7.1.

(g)	If Bear Creek receives a Bear Creek Acquisition Proposal that constitutes a Bear Creek Superior Proposal prior to obtaining the Bear Creek Securityholder Approval, the Bear Creek Board may, (1) make a Bear Creek Change in Recommendation in response to such Bear Creek Superior Proposal and/or (2) cause Bear Creek to terminate this Agreement pursuant to Section 10.2(a)(iv)(B) and concurrently enter into a definitive agreement with respect to such Bear Creek Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(e), a “Bear Creek Proposed Agreement”), if and only if:

(i)	the person making such Bear Creek Superior Proposal is not restricted from making a Bear Creek Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction (other than a confidentiality and standstill agreement permitted pursuant to Section 7.1(e));

(ii)	Bear Creek has been, and continues to be, in compliance with its obligations under this Section 7.1 in all material respects;

(iii)	Bear Creek or its Representatives have delivered to Highlander the information required by Section 7.1(d) and a written notice of the determination of Bear Creek Board that such Bear Creek Acquisition Proposal constitutes a Bear Creek Superior Proposal and of the intention of Bear Creek Board to make Bear Creek Change in Recommendation and/or terminate this Agreement pursuant to Section 10.2(a)(iv)(B) to concurrently enter into Bear Creek Proposed Agreement with respect to such Bear Creek Superior Proposal, as applicable, together with a written notice from the Bear Creek Board regarding the value that the Bear Creek Board, in consultation with Bear Creek Financial Advisors, has determined should be ascribed to any non-cash consideration offered under such Bear Creek Acquisition Proposal (collectively, the “Bear Creek Superior Proposal Notice”);

(iv)	in the case of Bear Creek Board exercising its rights under clause (2) of this Section 7.1(g), Bear Creek or its Representatives have provided Highlander a copy of Bear Creek Proposed Agreement and all supporting materials;

(v)	five Business Days (the “Highlander Response Period”) shall have elapsed from the date on which Highlander has received the Bear Creek Superior Proposal Notice and all documentation referred to in Section 7.1(g)(iii) and Section 7.1(g)(iv);

(vi)	during any Highlander Response Period, Highlander has had the opportunity (but not the obligation) in accordance with Section 7.1(h), to offer to amend this Agreement and the Plan of Arrangement in order for such Bear Creek Acquisition Proposal to cease to be a Bear Creek Superior Proposal;

(vii)	after the Highlander Response Period, the Bear Creek Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Bear Creek Acquisition Proposal continues to constitute a Bear Creek Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Highlander under Section 7.1(h); and

(viii)	in the case of Bear Creek Board exercising its rights under clause (2) of this Section 7.1(g), prior to or concurrently with terminating this Agreement pursuant to Section 7.1(g), Bear Creek enters into such Bear Creek Proposed Agreement and concurrently pays to Highlander the amounts required to be paid pursuant to Section 10.6(c).

(h)	During Highlander Response Period, or such longer period as Bear Creek may approve in writing for such purpose:

(i)	Bear Creek Board shall review any offer made by Highlander under Section 7.1(g)(vi) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in a Bear Creek Acquisition Proposal previously constituting a Bear Creek Superior Proposal ceasing to be a Bear Creek Superior Proposal; and

(ii)	If the Bear Creek Board determines that a Bear Creek Acquisition Proposal previously constituting a Bear Creek Superior Proposal would cease to be a Bear Creek Superior Proposal, Bear Creek shall negotiate in good faith with Highlander to make such amendments to the terms of this Agreement and the Arrangement as would enable Highlander to proceed with the transactions contemplated by this Agreement on such amended terms. If the Bear Creek Board determines that such Bear Creek Acquisition Proposal would cease to be a Bear Creek Superior Proposal, Bear Creek shall immediately so advise Highlander, and Bear Creek and Highlander shall amend this Agreement to reflect such offer made by Highlander, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)	Each successive amendment or modification to any Bear Creek Acquisition Proposal or Bear Creek Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Bear Creek Shareholders or other material terms or conditions thereof shall constitute a new Bear Creek Acquisition Proposal for the purposes of this Section 7.1, and Highlander shall be afforded a new five Business Day Highlander Response Period from the date on which Highlander has received the notice and all documentation referred to in Section 7.1(g)(iii) and Section 7.1(g)(iv) with respect to the new Bear Creek Superior Proposal from Bear Creek.

(j)	The Bear Creek Board shall promptly reaffirm the Bear Creek Board Recommendation by press release after the Bear Creek Board determines that any Bear Creek Acquisition Proposal that is publicly announced is not a Bear Creek Superior Proposal or the Bear Creek Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.1(h) would result in a Bear Creek Acquisition Proposal that has been previously announced no longer being a Bear Creek Superior Proposal, and the Agreement has been so amended, Bear Creek shall provide Highlander and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Highlander and its counsel.

(k)	In circumstances where Bear Creek provides Highlander with notice of a Bear Creek Superior Proposal and all documentation contemplated by Section 7.1(g)(iii) and Section 7.1(g)(iv) on a date that is less than seven (7) Business Days prior to the scheduled date of the Bear Creek Meeting, Bear Creek may either proceed with or postpone Bear Creek Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Bear Creek Meeting, and shall postpone the Bear Creek Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Bear Creek Meeting if so directed by Highlander provided, however, that in the event the Bear Creek Meeting is so adjourned, the date for Bear Creek to convene and conduct the Bear Creek Meeting in Section 2.4(a) and the Outside Date shall be extended by the same number of days as the Bear Creek Meeting has been adjourned.

(l)	Without limiting the generality of the foregoing, Bear Creek shall advise its subsidiaries and Representatives of the prohibitions set out in this Section 7.1 and any violation of the restrictions set forth in this Section 7.1 by Bear Creek, its subsidiaries or Representatives shall be deemed to be a breach of this Section 7.1 by Bear Creek.

ARTICLE 8

ADDITIONAL AGREEMENTS OF HIGHLANDER REGARDING HIGHLANDER ACQUISITION PROPOSALS

8.1	Highlander Non-Solicitation.

(a)	Except as otherwise expressly provided in this Section 8.1, Highlander shall not and shall cause its subsidiaries not to, directly or indirectly, through any of its Representatives:

(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Highlander or any of its subsidiaries other than pursuant to a confidentiality and standstill agreement permitted pursuant to Section 8.1(e), any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to a Highlander Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person in respect of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Highlander Acquisition Proposal; provided that Highlander or its Representatives shall be permitted to communicate with any person who has made a Highlander Acquisition Proposal (A) to advise such person of the restrictions in this Agreement, (B) for the purpose of clarifying the terms and conditions of such Highlander Acquisition Proposal and (C) that the Highlander Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Highlander Superior Proposal;

(iii)	make a Highlander Change in Recommendation; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Highlander Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.1(e)).

(b)	Highlander shall, and shall cause its subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person conducted by Highlander or any of its subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, a Highlander Acquisition Proposal, and, in connection therewith, Highlander shall:

(i)	promptly discontinue access to and disclosure of its and its subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(ii)	as soon as possible request (and in any case within two Business Days), and use commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require, the return or destruction of all confidential information (including derivative information) regarding Highlander and its subsidiaries previously provided to any person in connection with a possible Highlander Acquisition Proposal to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Highlander is entitled.

(c)	Highlander represents and warrants that neither Highlander nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Highlander or any of its subsidiaries is a Party in connection with any potential Highlander Acquisition Proposal. Subject to Section 8.1(e), Bear Creek covenants and agrees that:

(i)	Highlander shall take all commercially reasonable action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Highlander or any of its subsidiaries is a party in connection with any Highlander Acquisition Proposal; and

(ii)	neither Highlander nor any of its subsidiaries nor any of their respective Representatives will, without the prior written consent of Bear Creek, release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Highlander, or any of its subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Highlander or any of its subsidiary is a party (it being acknowledged by Bear Creek that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 8.1(c)).

(d)	If Highlander, or any of its subsidiaries or any of their respective Representatives receives:

(i)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or could reasonably be expected to constitute or lead to a Highlander Acquisition Proposal; or

(ii)	any request for copies of, access to, or disclosure of, confidential information relating to Highlander or any of its subsidiaries in connection with any proposal that constitutes or could reasonably be expected to constitute or lead to a Highlander Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of Highlander or any of its subsidiaries, in each case made after the date of this Agreement;

then, Highlander shall promptly orally notify Bear Creek, and then in writing within 24 hours, of such Highlander Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the person making such Highlander Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. Highlander shall keep Bear Creek promptly and reasonably informed of the status of developments and (to the extent permitted by Section 8.1(f)) discussions and negotiations with respect to such Highlander Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

(e)	Notwithstanding any other provision of this Section 8.1, if at any time following the date of this Agreement and prior to obtaining the Highlander Shareholder Approval, Highlander receives an unsolicited bona fide written Highlander Acquisition Proposal, Highlander (A) may engage in or participate in discussions or negotiations with such person regarding such Highlander Acquisition Proposal, and (B) may provide copies of, access to or disclosure of information, properties, facilities, books or records of Highlander or its subsidiaries, if and only if:

(i)	Highlander Board determines, in good faith after consultation with its outside financial and legal advisors, that such Highlander Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Highlander Superior Proposal;

(ii)	such person is not restricted from making a Highlander Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with Highlander or any of its subsidiaries;

(iii)	Highlander has been, and continues to be, in compliance with its obligations under this Section 8.1 in all material respects; and

(iv)	prior to providing any such copies, access or disclosures, Highlander enters into a confidentiality and standstill agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms that are not less favourable in the aggregate to Highlander than the Highlander Confidentiality Agreement and which does not contain a restriction on the ability of Bear Creek to disclose information to Highlander relating to the agreement or the status of developments and negotiations with respect to such Highlander Acquisition Proposal with such person and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Bear Creek.

(f)	Nothing contained in this Agreement shall prohibit Highlander Board (acting in good faith and upon advice of its outside legal and financial advisors) from making any disclosure to Highlander Shareholders as required by applicable Law, including complying with section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of a Highlander Acquisition Proposal; provided, however, that neither Highlander nor the Highlander Board shall be permitted to recommend that the Highlander Shareholders tender any securities in connection with any take-over bid that is a Highlander Acquisition Proposal or effect a Highlander Change in Recommendation with respect thereto, except as permitted by this Section 8.1.

(g)	If Highlander receives a Highlander Acquisition Proposal that constitutes a Highlander Superior Proposal prior to obtaining the Highlander Shareholder Approval, the Highlander Board may, (1) make a Highlander Change in Recommendation in response to such Highlander Superior Proposal and/or (2) cause Highlander to terminate this Agreement pursuant to Section 10.2(a)(iii)(B) and concurrently enter into a definitive agreement with respect to such Highlander Superior Proposal (other than a confidentiality agreement permitted by Section 8.1(e), a “Highlander Proposed Agreement”), if and only if:

(i)	the person making such Highlander Superior Proposal is not restricted from making a Highlander Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction (other than a confidentiality and standstill agreement permitted pursuant to Section 8.1(e));

(ii)	Highlander has been, and continues to be, in compliance with its obligations under this Section 8.1 in all material respects;

(iii)	Highlander or its Representatives have delivered to Bear Creek the information required by Section 8.1(d) and a written notice of the determination of Highlander Board that such Highlander Acquisition Proposal constitutes a Highlander Superior Proposal and of the intention of Highlander Board to make Highlander Change in Recommendation and/or terminate this Agreement pursuant to Section 10.2(a)(iii)(B) to concurrently enter into Highlander Proposed Agreement with respect to such Highlander Superior Proposal, as applicable, together with a written notice from the Highlander Board regarding the value that the Highlander Board, in consultation with its legal and financial advisors, has determined should be ascribed to any non-cash consideration offered under such Highlander Acquisition Proposal (collectively, the “Highlander Superior Proposal Notice”);

(iv)	in the case of Highlander Board exercising its rights under clause (2) of this Section 8.1(g), Highlander or its Representatives have provided Bear Creek a copy of Highlander Proposed Agreement and all supporting materials;

(v)	five (5) Business Days (the “Bear Creek Response Period”) shall have elapsed from the date on which Bear Creek has received the Highlander Superior Proposal Notice and all documentation referred to in Section 8.1(g)(iii) and Section 8.1(g)(iv);

(vi)	during any Bear Creek Response Period, Bear Creek has had the opportunity (but not the obligation) in accordance with Section 8.1(h), to offer to amend this Agreement and the Plan of Arrangement in order for such Highlander Acquisition Proposal to cease to be a Highlander Superior Proposal;

(vii)	after the Bear Creek Response Period, the Highlander Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Highlander Acquisition Proposal continues to constitute a Highlander Superior Proposal (if applicable, compared to the terms of this Agreement and the Plan of Arrangement as proposed to be amended by Bear Creek under Section 8.1(h)); and

(viii)	in the case of Highlander Board exercising its rights under clause (2) of this Section 8.1(g) prior to or concurrently with terminating this Agreement pursuant to Section 8.1(g), Highlander enters into such Highlander Proposed Agreement and concurrently pays to Bear Creek the amounts required to be paid pursuant to Section 10.6(f).

(h)	During Bear Creek Response Period, or such longer period as Highlander may approve in writing for such purpose:

(i)	Highlander Board shall review any offer made by Bear Creek under Section 8.1(g)(vi) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in a Highlander Acquisition Proposal previously constituting a Highlander Superior Proposal ceasing to be a Highlander Superior Proposal; and

(ii)	If the Highlander Board determines that a Highlander Acquisition Proposal previously constituting a Highlander Superior Proposal would cease to be a Highlander Superior Proposal, Highlander shall negotiate in good faith with Bear Creek to make such amendments to the terms of this Agreement and the Plan of Arrangement as would enable Highlander to proceed with the transactions contemplated by this Agreement on such amended terms. If the Highlander Board determines that such Highlander Acquisition Proposal would cease to be a Highlander Superior Proposal, Highlander shall immediately so advise Bear Creek, and Highlander and Bear Creek shall amend this Agreement to reflect such offer made by Bear Creek, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)	Each successive amendment or modification to any Highlander Acquisition Proposal or Highlander Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Highlander Shareholders or other material terms or conditions thereof shall constitute a new Highlander Acquisition Proposal for the purposes of this Section 8.1, and Highlander shall be afforded a new five Business Day Highlander Response Period from the date on which Highlander has received the notice and all documentation referred to in Section 8.1(g)(iii) and Section 8.1(g)(iv) with respect to the new Highlander Superior Proposal from Highlander.

(j)	The Highlander Board shall promptly reaffirm the Highlander Board Recommendation by press release after the Highlander Board determines that any Highlander Acquisition Proposal that is publicly announced is not a Highlander Superior Proposal or the Highlander Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 8.1(h) would result in a Highlander Acquisition Proposal that has been previously announced no longer being a Highlander Superior Proposal, and the Agreement has been so amended, Highlander shall provide Bear Creek and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Highlander and its counsel.

(k)	In circumstances where Highlander provides Bear Creek with notice of a Highlander Superior Proposal and all documentation contemplated by Section 8.1(g)(iii) and Section 8.1(g)(iv) on a date that is less than seven (7) Business Days prior to the scheduled date of the Highlander Meeting, Highlander may either proceed with or postpone Highlander Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Highlander Meeting, and shall postpone the Highlander Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Highlander Meeting if so directed by Bear Creek provided, however, that in the event the Highlander Meeting is so adjourned, the date for Highlander to convene and conduct the Highlander Meeting in Section 2.5(a) and the Outside Date shall be extended by the same number of days as the Highlander Meeting has been adjourned.

(l)	Without limiting the generality of the foregoing, Highlander shall advise its subsidiaries and Representatives of the prohibitions set out in this Section 8.1 and any violation of the restrictions set forth in this Section 8.1 by Highlander, its subsidiaries or Representatives shall be deemed to be a breach of this Section 8.1 by Highlander.

ARTICLE 9
CONFIDENTIALITY; MISCELLANEOUS

9.1	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts, such Party shall, and shall cause its Representatives to, afford to the other Party and its Representatives, upon reasonable notice, such access as the other Party may reasonably require for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records, payroll, bank accounts and Contracts, and Bear Creek shall furnish Highlander on a timely basis with all data and information relating to ongoing development programs at Mercedes Gold-Silver Mine Project and the Corani Project or as Highlander may reasonably request from time to time, including, if so requested by Highlander and at the expense of Highlander, allowing a Representative or Secondee of Highlander to be present at the Mercedes Gold- Silver Mine Project and the Corani Project. Neither Party nor any of its Representatives will contact directors, officers, employees, customers, suppliers or other business partners of the other Party or any of its subsidiaries except after receiving the prior written consent of the Chief Executive Officer or Chief Financial Officer of the other Party; provided, however, that the foregoing shall not restrict either Party from ordinary course business communications or dealings that are unrelated to the Arrangement.

(b)	Highlander and Bear Creek acknowledge and agree that information furnished pursuant to this Section 9.1 shall be subject to the terms and conditions of the applicable Confidentiality Agreement. Any such investigation by a Party and its Representatives under this Section 9.1 or otherwise shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate delivered pursuant hereto.

9.2	Insurance and Indemnification

(a)	Prior to the Effective Time, Bear Creek may purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability or employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Bear Creek and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Bear Creek will, and will cause its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Bear Creek and its subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 350% of Bear Creek’s current annual aggregate premium for policies currently maintained by Bear Creek or its subsidiaries.

(b)	Bear Creek will, and will cause its subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Bear Creek and its subsidiaries under Law and under the articles or other constating documents of Bear Creek and/or its subsidiaries or, to the extent that they are disclosed in Bear Creek Disclosure Letter, under any agreement or contract of any indemnified person with Bear Creek or with any of its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of Bear Creek, Bear Creek shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, Highlander will cause Bear Creek to comply with its obligations under Section 9.2(a) and Section 9.2(b).

(d)	If Bear Creek, its subsidiaries or Highlander or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Bear Creek, its subsidiaries or Highlander, as the case may be, shall assume all of the obligations of Bear Creek, its subsidiaries or Highlander, as applicable, set forth in this Section 9.2

(e)	The provisions of this Section 9.2 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Bear Creek hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 9.2 on their behalf. Furthermore, this Section 9.2 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 10

TERM, TERMINATION, AMENDMENT AND WAIVER

10.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

10.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time:

(i)	by mutual written agreement of Bear Creek and Highlander; or

(ii)	by either Bear Creek or Highlander, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 10.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date of this Agreement, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Bear Creek or Highlander from consummating the Arrangement and such applicable Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 10.2(a)(ii)(B) has complied with Section 5.5(c) in all material respects; or

(C)	the Bear Creek Securityholder Approval shall have not been obtained at the Bear Creek Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 10.2(a)(ii)(C) if the failure to obtain the Bear Creek Securityholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(D)	the Highlander Shareholder Approval shall have not been obtained at the Highlander Meeting (including any adjournment or postponement thereof), provided that a Party may not terminate this Agreement pursuant to this Section 10.2(a)(ii)(D) if the failure to obtain the Highlander Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)	by Highlander, if:

(A)	the Bear Creek Board (A) fails to make the Bear Creek Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Bear Creek Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Bear Creek Acquisition Proposal or takes no position or a neutral position with respect to a Bear Creek Acquisition Proposal for more than five (5) Business Days after the public announcement of such Bear Creek Acquisition Proposal (or beyond the third Business Day prior to the date of the Bear Creek Meeting), (D) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 7.1(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of a Bear Creek Acquisition Proposal, or (E) fails to reaffirm the Bear Creek Board Recommendation within five (5) Business Days (and in any case prior to the Bear Creek Meeting) after having been requested in writing by Highlander to do so (it being understood that the taking of a neutral position or no position with respect to a Bear Creek Acquisition Proposal beyond a period of three Business Days (or beyond the time of the Bear Creek Meeting, if sooner) shall be considered a failure of the Bear Creek Board to reaffirm its recommendation within the requisite time period), or (2) the Bear Creek Board resolves or proposes to take any of the foregoing actions (each of the foregoing clauses (1) and (2) being referred to as a “Bear Creek Change in Recommendation”);

(B)	prior to obtaining the Highlander Shareholder Approval, the Highlander Board authorizes Highlander, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Highlander Superior Proposal; provided that concurrent with such termination, Highlander pays, or causes to be paid, the Highlander Termination Fee payable pursuant to Section 10.6(f);

(C)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(D)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Bear Creek set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Highlander is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(E)	without limiting the provisions of subparagraph (C) above, Bear Creek materially breaches any of its obligations or covenants set forth in Section 7.1; or

(F)	there has occurred a Bear Creek Material Adverse Effect, which is incapable of being cured by the Outside Date.

(iv)	by Bear Creek, if:

(A)	the Highlander Board (A) fails to make the Highlander Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Highlander Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Highlander Acquisition Proposal or takes no position or a neutral position with respect to a Highlander Acquisition Proposal for more than five (5) Business Days after the public announcement of such Highlander Acquisition Proposal (or beyond the third Business Day prior to the date of the Highlander Meeting), (D) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 8.1(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of a Highlander Acquisition Proposal, or (E) fails to reaffirm the Highlander Board Recommendation within five (5) Business Days (and in any case prior to the Highlander Meeting) after having been requested in writing by Bear Creek to do so (it being understood that the taking of a neutral position or no position with respect to a Highlander Acquisition Proposal beyond a period of three (3) Business Days (or beyond the time of the Highlander Meeting, if sooner) shall be considered a failure of the Highlander Board to reaffirm its recommendation within the requisite time period), or (2) the Highlander Board resolves or proposes to take any of the foregoing actions (each of the foregoing clauses (1) and (2) being referred to as a “Highlander Change in Recommendation”);

(B)	prior to obtaining the Bear Creek Securityholder Approval, the Bear Creek Board authorizes Bear Creek, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Bear Creek Superior Proposal; provided that concurrent with such termination, Bear Creek pays, or causes to be paid, the Bear Creek Termination Fee payable pursuant to Section 10.6(c);

(C)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(D)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Highlander set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Bear Creek is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section

6.3 not to be satisfied;

(E)	without limiting the provisions of subparagraph (C) above, Highlander materially breaches any of its obligations or covenants set forth in Section 8.1; or

(F)	there has occurred a Highlander Material Adverse Effect, which is incapable of being cured by the Outside Date.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 10.2 (other than pursuant to Section 10.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 10.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 10.2(c) and Sections 7.1, 8.1, 9.2, 11.2, 11.4, 11.6, 11.7, as well as the confidentiality provisions of Section 9.1 and the provisions of the Confidentiality Agreements (other than any standstill provisions contained therein) and the indemnification obligations of Highlander in Section 5.6(a), shall survive any termination hereof pursuant to Section 10.2(a); provided further that neither the termination of this Agreement nor anything contained in this Section 10.2 shall relieve a Party from any liability arising prior to such termination.

10.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Bear Creek Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

10.4	Waiver

Either Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

10.5	Notice of Breach

(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(iii)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

(b)	Notification provided under this Section 10.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	Highlander may not exercise its right to terminate this Agreement pursuant to Section 10.2(a)(iii)(D) and Bear Creek may not exercise its right to terminate this Agreement pursuant to Section 10.2(a)(iv)(D) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the nonfulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement, except pursuant to Section 10.2(a)(ii)(A) [Effective Time has not occurred before Outside Date], until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Bear Creek Material Adverse Effect or a Highlander Material Adverse Effect, as applicable, this Agreement may not be terminated as a result of the cured breach.

10.6	Expenses and Termination Fees

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Bear Creek Termination Fee Event” means the termination of this Agreement:

(i)	by Highlander, pursuant to Section 10.2(a)(iii)(A) [Bear Creek Change in Recommendation] or Section 10.2(a)(iii)(E) [Breach of Non-Solicitation];

(ii)	by Bear Creek, pursuant to Section 10.2(a)(iv)(B) [Bear Creek Superior Proposal]; or

(iii)	by either Party, pursuant to Section 10.2(a)(ii)(A) [Effective Time has not occurred before Outside Date] or Section 10.2(a)(ii)(C) [Bear Creek Resolution not approved at Bear Creek Meeting] or by Highlander pursuant to Section 10.2(a)(iii)(D) (due to negligence, wilful breach or fraud) [Breach of Bear Creek Representations, Warranties or Covenants], but only if, in the case of this paragraph 10.6(b)(iii), prior to the termination of this Agreement, a Bear Creek Acquisition Proposal, or the intention to make a Bear Creek Acquisition Proposal, with respect to Bear Creek shall have been made or publicly announced by any person (other than Highlander or any of its affiliates) and such Bear Creek Acquisition Proposal or intention to make a Bear Creek Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn prior to the Bear Creek Meeting; and

(A)	within 12 months following the date of such termination Bear Creek enters into a definitive agreement in respect of such Bear Creek Acquisition Proposal (as it may be modified or amended) and such Bear Creek Acquisition Proposal is later consummated (whether or not within such 12 month period); or

(B)	within 12 months following the date of such termination, such Bear Creek Acquisition Proposal is consummated (as it may be modified or amended);

provided that, for purposes of this Section 10.6(b)(iii), the term “Bear Creek Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 of this Agreement except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

(c)	If a Bear Creek Termination Fee Event occurs, Bear Creek shall pay, or cause to be paid, to Highlander or as Highlander shall direct (by wire transfer of immediately available funds), as consideration for Highlander’s disposition of rights under this Agreement resulting from the Bear Creek Termination Fee Event, the Bear Creek Termination Fee in accordance with Section 10.6(d).

(d)	If a Bear Creek Termination Fee Event occurs pursuant to Section 10.6(b)(i), the Bear Creek Termination Fee shall be payable by Bear Creek to Highlander within two (2) Business Days following such Bear Creek Termination Fee Event. If a Bear Creek Termination Fee Event occurs pursuant to Section 10.6(b)(ii), the Bear Creek Termination Fee shall be paid by Bear Creek to Highlander prior to or concurrently with such termination. If a Bear Creek Termination Fee Event occurs in the circumstances set out in 10.6(b)(iii), the Termination Fee shall be payable by Bear Creek to Highlander within two (2) Business Days following the closing of the Bear Creek Acquisition Proposal referred to therein. Any Bear Creek Termination Fee payable pursuant to this Section 10.6(d) shall be paid by wire transfer of immediately available funds.

(e)	For the purposes of this Agreement, “Highlander Termination Fee Event” means the termination of this Agreement:

(i)	by Bear Creek, pursuant to Section 10.2(a)(iv)(A) [Highlander Change in Recommendation] or Section 10.2(a)(iv)(E) [Breach of Non-Solicitation];

(ii)	by Highlander, pursuant to Section 10.2(a)(iii)(B) [Highlander Superior Proposal]; or

(iii)	by either Party, pursuant to Section 10.2(a)(ii)(A) [Effective Time has not occurred before Outside Date] or Section 10.2(a)(ii)(D) [Highlander Resolution not approved at Highlander Meeting] or by Bear Creek pursuant to Section 10.2(a)(iv)(D) (due to negligence, wilful breach or fraud) [Breach of Highlander Representations, Warranties or Covenants], but only if, in the case of this paragraph 10.6(e)(iii), prior to the termination of this Agreement, a Highlander Acquisition Proposal, or the intention to make a Highlander Acquisition Proposal, with respect to Bear Creek shall have been made or publicly announced by any person (other than Highlander or any of its affiliates) and such Highlander Acquisition Proposal or intention to make a Highlander Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn prior to the Bear Creek Meeting; and

(A)	within 12 months following the date of such termination Bear Creek enters into a definitive agreement in respect of such Highlander Acquisition Proposal (as it may be modified or amended) and such Highlander Acquisition Proposal is later consummated (whether or not within such 12 month period); or

(B)	within 12 months following the date of such termination, such Highlander Acquisition Proposal is consummated (as it may be modified or amended);

provided that, for purposes of this 10.6(e)(iii), the term “Highlander Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 of this Agreement except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

(f)	If a Highlander Termination Fee Event occurs, Highlander shall pay, or cause to be paid, to Bear Creek or as Bear Creek shall direct (by wire transfer of immediately available funds), as consideration for Bear Creek’s disposition of rights under this Agreement resulting from the Highlander Termination Fee Event, the Highlander Termination Fee in accordance with Section 10.6(g).

(g)	If a Highlander Termination Fee Event occurs pursuant to Section 10.6(e)(i), the Highlander Termination Fee shall be payable by Highlander to Bear Creek within two (2) Business Days following such Highlander Termination Fee Event. If a Highlander Termination Fee Event occurs pursuant to Section 10.6(e)(ii), the Highlander Termination Fee shall be paid by Highlander to Bear Creek prior to or concurrently with such termination. If a Highlander Termination Fee Event occurs in the circumstances set out in 10.6(e)(iii), the Highlander Termination Fee shall be payable by Highlander to Bear Creek within two (2) Business Days following the closing of the Highlander Acquisition Proposal referred to therein. Any Highlander Termination Fee payable pursuant to this Section 10.6(g) shall be paid by wire transfer of immediately available funds.

10.7	Statement as to Damages and Remedies

(a)	Each of the Parties acknowledges that the agreements contained in Section 10.6(c) and (f) are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in Section 10.6(c) and (f) are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such Termination Fee is paid in full, the Party receiving the Termination Fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(b)	Nothing in this Section 10.7 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(c)	Nothing in this Section 10.7 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

(d)	For greater certainty, except as provided in Section 10.7(b), a Party shall not be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee and shall not be obligated to make more than one payment pursuant to Section 10.6(c) and (f).

ARTICLE 11
GENERAL PROVISIONS

11.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Highlander:

Highlander Silver Corp.
2500 – 100 King Street West

Toronto, Ontario, Canada M5K 2A1

Attention:             Daniel Earle

E-mail:                 [personal information redacted]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

Bentall Four, 1055 Dunsmuir Street, Suite 3000
Vancouver, British Columbia, Canada V7X 1K8

Attention:             Alan Hutchison

E-mail:                 [personal information redacted]

(b)	if to Bear Creek:

Bear Creek Mining Corporation
Suite 3200, 733 Seymour Street

Vancouver, British Columbia, Canada V6B 0S6

Attention:             Eric Caba

E-mail:                 [personal information redacted]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

1200 Waterfront Centre, 200 Burrard Street.

P.O. Box 4600

Vancouver, British Columbia, Canada V7X 1T2

Attention:             Fred R. Pletcher

E-mail:                 [personal information redacted]

11.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

11.3	Injunctive Relief

Subject to Section 10.7, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 10.7, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

11.4	Time of Essence

Time shall be of the essence in this Agreement.

11.5	Entire Agreement, Binding Effect and Assignment

Highlander may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Highlander, provided that if such assignment and/or assumption takes place, Highlander shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. Highlander shall provide Bear Creek with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Bear Creek Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

11.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

11.7	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

11.8	No Third Party Beneficiaries

Except as provided in Section 9.2(e) this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

11.9	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

11.10	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

HIGHLANDER SILVER CORP.

By:	(signed) “Daniel Earle”
	Name:	Daniel Earle
	Title:	President, CEO & Director

BEAR CREEK MINING CORPORATION

By:	(signed) “Eric Caba”
	Name:	Eric Caba
	Title:	President and CEO

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

(see attached)

SCHEDULE “A”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Bear Creek, Bear Creek Securityholders and Highlander on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Highlander and Bear Creek, each acting reasonably.

(b)	“Arrangement Agreement” means the arrangement agreement dated December 18, 2025, between Highlander and Bear Creek, including (unless the context otherwise requires) the Schedules thereto, together with the Bear Creek Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

(c)	“BCBCA” means the Business Corporations Act (British Columbia).

(d)	“Bear Creek” means Bear Creek Mining Corporation.

(e)	“Bear Creek Board” means the board of directors of Bear Creek as the same is constituted from time to time.

(f)	“Bear Creek Circular” means the notice of the Bear Creek Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Bear Creek Securityholders in connection with the Bear Creek Meeting, as amended, supplemented or otherwise modified from time to time.

(g)	“Bear Creek Disclosure Letter” means the disclosure letter executed by Bear Creek and delivered to Highlander concurrently with the execution of the Arrangement Agreement.

(h)	“Bear Creek DSU” means a deferred share unit issued pursuant to the Bear Creek LTIP.

(i)	“Bear Creek DSU Holder” means a holder of one or more Bear Creek DSUs.

(j)	“Bear Creek In-The-Money Option” means a Bear Creek Option in respect of which the Bear Creek Option In-The-Money Amount is greater than zero, as determined based on the Bear Creek Share Value.

(k)	“Bear Creek LTIP” means the long term incentive plan of Bear Creek, as approved by the Bear Creek Board on March 22, 2016.

(l)	“Bear Creek Meeting” means the special meeting of Bear Creek Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Bear Creek Resolution.

(m)	“Bear Creek Option” means a right and option to purchase one or more Bear Creek Shares granted pursuant to the Bear Creek Stock Option Plans or otherwise enforceable against Bear Creek.

(n)	“Bear Creek Optionholders” means, collectively, the holders of one or more Bear Creek Options.

(o)	“Bear Creek Option In-The-Money Amount” means, with respect to a Bear Creek Option, the amount (if any) by which (i) the product of the Bear Creek Share Value, and the total number of Bear Creek Shares that the holder is entitled to acquire upon exercising such Bear Creek Option as at December 18, 2025, exceeds (ii) the aggregate exercise price payable to acquire such Bear Creek Shares.

(p)	“Bear Creek Out-of-the-Money Option” means a Bear Creek Option other than a Bear Creek In-The-Money Option, determined based on the Bear Creek Share Value.

(q)	“Bear Creek Resolution” means the special resolution of Bear Creek Shareholders and the Bear Creek Securityholders approving the Arrangement, which is to be considered at the Bear Creek Meeting, substantially in the form of Schedule “B” to the Arrangement Agreement.

(r)	“Bear Creek RSU” means a restricted share unit issued pursuant to the Bear Creek LTIP.

(s)	“Bear Creek RSU Holder” means a holder of one or more Bear Creek RSUs.

(t)	“Bear Creek Securities” means the Bear Creek Shares, Bear Creek Options, Bear Creek DSUs or Bear Creek RSUs.

(u)	“Bear Creek Securityholder” means a holder one or more of Bear Creek Securities.

(v)	“Bear Creek Share” means a common share in the authorized capital of Bear Creek.

(w)	“Bear Creek Shareholder” means a holder of one or more Bear Creek Shares.

(x)	“Bear Creek Share Value” $0.48 per Bear Creek Share.

(y)	“Bear Creek Stock Option Plans” means the rolling stock option plans of Bear Creek: (i) known as the “2022 Stock Option Plan” as approved by the Bear Creek Board on April 26, 2022, and as amended on April 17, 2023 and April 16, 2025 by approval of the Bear Creek Board; and (ii) known as the “Rolling Stock Option Plan” as approved by the Bear Creek Board on March 19, 2008.

(z)	“Bear Creek Warrant Indenture” means the warrant indenture dated as of October 5, 2023, providing for the issue of the Bear Creek Warrants between Bear Creek and Computershare Trust Company of Canada, as warrant agent thereunder.

(aa)	“Bear Creek Warrants” means the 26,423,570 share purchase warrants conferring upon the holders thereof the right to purchase one (1) Bear Creek Share for each Bear Creek Warrant held at an exercise price of $0.42 prior to October 5, 2028, issued pursuant to the Bear Creek Warrant Indenture.

(bb)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia, are closed or authorized to be closed.

(cc)	“Court” means the Supreme Court of British Columbia.

(dd)	“Depositary” means Endeavor Trust Corporation, in its capacity as depositary for the Arrangement, or any other depositary or trust company, bank or financial institution as Highlander may appoint to act as depositary with the approval of Bear Creek, acting reasonably, for the purposes of carrying out the Arrangement.

(ee)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1.

(ff)	“Dissent Share” means a Bear Creek Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement.

(gg)	“Dissenting Shareholder” means a registered Bear Creek Shareholder as of the record date of the Bear Creek Meeting that duly and validly exercises Dissent Rights in respect of all Bear Creek Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

(hh)	“DRS Advice” means a direct registration statement (DRS) advice.

(ii)	“DSU Consideration” has the meaning ascribed thereto in Section 3.1(e).

(jj)	“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.10(a) of the Arrangement Agreement.

(kk)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Highlander and Bear Creek may agree upon in writing.

(ll)	“Final Order” means the final order of the Court in a form acceptable to both Highlander and Bear Creek, each acting reasonably, pursuant to subsection 291(4) of the BCBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S Securities Act with respect to the Highlander Shares issued pursuant to the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Highlander and Bear Creek, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Highlander and Bear Creek, each acting reasonably).

(mm)	“Highlander” means Highlander Silver Corp.

(nn)	“Highlander Shares” means the common share in the authorized capital of Highlander.

(oo)	“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to subsection 291(2) of the BCBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(l0) Exemption from the registration requirements of the U.S. Securities Act with respect to the Highlander Shares issued pursuant to the Arrangement, in form and substance acceptable to both Highlander and Bear Creek, each acting reasonably, providing for, among other things, the calling and holding of the Bear Creek Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both Highlander and Bear Creek, each acting reasonably).

(pp)	“Letter of Transmittal” means the Letter of Transmittal enclosed with the Bear Creek Circular sent in connection with the Bear Creek Meeting pursuant to which, among other things, registered Bear Creek Shareholders are required to deliver certificates representing Bear Creek Shares.

(qq)	“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

(rr)	“Option Consideration” means, in respect of each Bear Creek In-The-Money Option, such number of Bear Creek Shares obtained by dividing: (i) the Bear Creek Option In-The-Money Amount in respect of such Bear Creek In-The-Money Option, by (ii) the Bear Creek Share Value, with the aggregate result for each Bear Creek Optionholder rounded down to the nearest whole number of Bear Creek Shares.

(ss)	“Parties” means Highlander and Bear Creek, and “Party” means any one of them.

(tt)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof.

(uu)	“RSU Consideration” has the meaning ascribed thereto in Section 3.1(f).

(vv)	“Service Obligations” means collectively, the amounts listed in Schedule 2.12(b)(ii) of the Bear Creek Disclosure Letter, such amounts representing the financial obligations owed to the Bear Creek Financial Advisors and to each Service Provider, as applicable, in connection with the Arrangement by Bear Creek or its subsidiaries.

(ww)	“Service Provider” means each of the persons listed in Schedule 2.12(b)(ii) of the Bear Creek Disclosure Letter and “Service Providers” means all such persons.

(xx)	“Share Consideration” means for each Bear Creek Share, 0.1175 Highlander Shares, being the consideration payable under this Plan of Arrangement to a person who is a Bear Creek Shareholder other than Highlander.

(yy)	“Termination Obligations” means collectively, the amounts listed in Schedule 2.12(b)(i) of the Bear Creek Disclosure Letter, such amounts representing the financial obligations owed to Terminated Persons as a result of the change of control provisions of such Terminated Person’s employment or independent contractor agreements, as applicable, between such Terminated Persons and Bear Creek or its subsidiaries.

(zz)	“Terminated Person” means each of the persons listed in Schedule 2.12(b)(i) of the Bear Creek Disclosure Letter and “Terminated Persons” means all such persons.

(aaa)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings in this Plan of Arrangement are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Bear Creek, Highlander, the Bear Creek Securityholders (including Dissenting Shareholders), the Depositary, the registrar and transfer agent of Bear Creek as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

2.3	Bear Creek Warrants

The Bear Creek Warrants shall be treated in accordance with their terms under the Bear Creek Warrant Indenture.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each independent contractor agreement or employment agreement between the Company or any of its subsidiaries and each of the Terminated Persons, as applicable, shall terminate (and for greater certainty, without limiting the generality of the foregoing, the positions of each employee or individual that provided the services of such Terminated Person under an independent contractor agreements, as applicable, shall also terminate), and Highlander shall deliver or arrange to be delivered in accordance with the terms of the Arrangement Agreement to each Terminated Person the portion of the Termination Obligations to which they are entitled;

(b)	Highlander shall deliver or arrange to be delivered in accordance with the terms of the Arrangement Agreement to each Bear Creek Financial Advisor and to each Service Provider the portion of the Service Obligations to which they are entitled;

(c)	each Bear Creek Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Bear Creek Optionholder, be cancelled without any payment in respect thereof, and thereafter:

(i)	each holder of a Bear Creek Out-of-the-Money Option shall cease to be a holder of such Bear Creek Out-of-the-Money Option and to have any rights as a Bear Creek Optionholder,

(ii)	all agreements relating to the Bear Creek Out-of-the-Money Options shall be terminated and shall be of no force and effect, and

(iii)	the name of each holder of a Bear Creek Out-of-the-Money Option shall be removed from the register of Bear Creek Options maintained by or on behalf of Bear Creek;

(d)	each Bear Creek In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, notwithstanding the terms of the Bear Creek Stock Option Plan or any agreement in respect thereof, and shall, without any further action by or on behalf of any Bear Creek Optionholder, be deemed to be assigned and transferred by such Bear Creek Optionholder (free and clear of all Liens) to Bear Creek for cancellation in exchange for the Option Consideration (net of any withholding of Bear Creek Shares made under Section 4.4), and thereafter:

(i)	each holder of a Bear Creek In-the-Money Option shall cease to be a holder of such Bear Creek In-the-Money Options and to have any rights as a Bear Creek Optionholder and such Bear Creek -In-the-Money Options shall be immediately cancelled,

(ii)	all agreements relating to the Bear Creek In-the-Money Options shall be terminated and shall be of no force and effect,

(iii)	the name of each holder of a Bear Creek In-the-Money Option shall be removed from the register of Bear Creek Options maintained by or on behalf of Bear Creek, and

(iv)	each such former holder of the Bear Creek In-the-Money Options shall be deemed to be the holder of the Bear Creek Shares comprising the Option Consideration, net of any withholding pursuant to Section 4.4 (notwithstanding that no certificates or DRS Advice shall be issued with respect to such Bear Creek Shares) and the name of such former holder of such Bear Creek In-the-Money Options shall be entered into the register of Bear Creek Shares maintained by or on behalf of Bear Creek;

(e)	each Bear Creek DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Bear Creek LTIP or any agreement in respect of such Bear Creek DSUs, and shall, without any further action by or on behalf of the Bear Creek DSU Holder thereof, be deemed to be assigned and transferred by such Bear Creek DSU Holder to Bear Creek (free and clear of all Liens) in exchange for the number of Bear Creek Shares equal to the number of Bear Creek Shares such Bear Creek DSU Holder is entitled to under each Bear Creek DSU (the “DSU Consideration”) (net of any withholding of Bear Creek Shares made under Section 4.4), the Bear Creek Shares comprising the DSU Consideration will be issued to such Bear Creek DSU Holder as fully paid and non- assessable shares in the capital of Bear Creek and thereafter:

(i)	each Bear Creek DSU Holder shall cease to be a holder of any Bear Creek DSUs and to have any rights as a Bear Creek DSU Holder and such Bear Creek DSUs shall be immediately cancelled,

(ii)	all agreements relating to such Bear Creek DSUs shall be terminated and shall be of no further force and effect,

(iii)	each such Bear Creek DSU Holder’s name shall be removed from the register of Bear Creek DSUs maintained by or on behalf of Bear Creek, and

(iv)	each such former holder of such Bear Creek DSUs shall be deemed to be the holder of the Bear Creek Shares comprising the DSU Consideration, net of any withholding pursuant to Section 4.4 (notwithstanding that no certificates or direct registration system advices shall be issued with respect to such Bear Creek Shares) and the name of such former holder of such Bear Creek DSUs shall be entered into the register of Bear Creek Shares maintained by or on behalf of Bear Creek;

(f)	each Bear Creek RSU outstanding immediately prior to the Effective Time, shall immediately and unconditionally vest, notwithstanding the terms of the Bear Creek LTIP or any agreement in respect of such Bear Creek RSUs, and shall, without any further action by or on behalf of the Bear Creek RSU Holder thereof, be deemed to be assigned and transferred by such Bear Creek RSU Holder to Bear Creek (free and clear of all Liens) in exchange for the number of Bear Creek Shares equal to the number of Bear Creek Shares a holder is entitled to under each Bear Creek RSU (the “RSU Consideration”) (net of any withholding of Bear Creek Shares made under Section 4.4) the Bear Creek Shares comprising the RSU Consideration will be issued to such Bear Creek RSU Holder as fully paid and non-assessable shares in the capital of Bear Creek, and thereafter:

(i)	each Bear Creek RSU Holder shall cease to be a holder of any Bear Creek RSUs and to have any rights as a Bear Creek RSU Holder and such Bear Creek RSUs shall be immediately cancelled,

(ii)	all agreements relating to the Bear Creek RSUs shall be terminated and shall be of no further force and effect,

(iii)	each such Bear Creek RSU Holder’s name shall be removed from the register of Bear Creek RSUs maintained by or on behalf of Bear Creek, and

(iv)	each such former holder of such Bear Creek RSUs shall be deemed to be the holder of the Bear Creek Shares comprising the RSU Consideration, net of any withholding pursuant to Section 4.4 (notwithstanding that no certificates or direct registration system advices shall be issued with respect to such Bear Creek Shares) and the name of such former holder of such Bear Creek RSUs shall be entered into the register of Bear Creek Shares maintained by or on behalf of Bear Creek;

(g)	each Dissent Share in respect of which Dissent Rights have been validly exercised by Dissenting Shareholders shall be deemed to have been transferred to Highlander (free and clear of all Liens) without any further act or formality on its part, in exchange for a debt claim against Highlander to be paid the aggregate fair value in respect of the Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred:

(i)	the Dissenting Shareholders shall cease to be holders of the Dissent Shares and to have any rights as holders of such Dissent Shares other than the right to be paid the fair value for such Dissent Shares pursuant to Section 5.1,

(ii)	the names of the Dissenting Shareholders shall be removed from the register maintained by or on behalf of Bear Creek in respect of the Bear Creek Shares,

(iii)	the Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	Highlander shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens), and Highlander shall be added to the register of Bear Creek Shares maintained by or on behalf of Bear Creek in respect of the Bear Creek Shares as the holder of such Dissent Shares; and

(h)	each Bear Creek Shareholder shall transfer to Highlander (free and clear of all Liens) each whole Bear Creek Share held (other than any Bear Creek Shares held by Highlander immediately before the Effective Time or acquired by Highlander from a Dissenting Shareholder under Section 3.1(g)), including the Bear Creek Shares issued pursuant to Section 3.1(e) or Section 3.1(f) in exchange for the Share Consideration for each Bear Creek Share held, and

(i)	such Bear Creek Shareholders shall cease to be the holders of the Bear Creek Shares and to have any rights as holders of such Bear Creek Shares,

(ii)	the names of such Bear Creek Shareholders shall be removed from the register maintained by or on behalf of Bear Creek in respect of the Bear Creek Shares,

(iii)	such Bear Creek Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	Highlander shall be and shall be deemed to be the holder of all of the outstanding Bear Creek Shares and Highlander shall be added to the register of Bear Creek Shares maintained by or on behalf of Bear Creek in respect of the Bear Creek Shares, it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Deemed Fully Paid and Non-Assessable Shares

All Bear Creek Shares and Highlander Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.3	No Fractional Consideration

No fractional Highlander Shares shall be issued Bear Creek Shareholders pursuant to this Plan of Arrangement. The total number of Highlander Shares to be issued to any Bear Creek Shareholder shall, without additional compensation, be rounded down to the nearest whole Highlander Share, in the event that a Bear Creek Shareholder is entitled to a fractional share.

3.4	Calculations

All calculations and determinations made by Highlander, Bear Creek or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.5	Adjustments to Consideration

The Share Consideration payable to a Bear Creek Shareholder pursuant to Section 3.1(h) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Bear Creek Shares), consolidation, reorganization, recapitalization or other like change with respect to Bear Creek Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Highlander shall, no later than one Business Day prior to the Effective Date, deliver or cause to be delivered to the Depositary, the Highlander Shares necessary to satisfy the aggregate number of Highlander Shares payable to Bear Creek Shareholders pursuant to the Plan of Arrangement, which Highlander Shares shall be held by the Depositary in escrow as agent and nominee for such former Bear Creek Shareholders.

(b)	Upon surrender to the Depositary for cancellation of a certificate or DRS Advice of a Bear Creek Share which immediately prior to the Effective Time represented one or more Bear Creek Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary or Highlander may reasonably require, the registered holder of the Bear Creek Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Bear Creek Shareholder, as soon as practicable, the Share Consideration that such Bear Creek Share has the right to receive, less any amounts withheld pursuant to Section 4.4, and any certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c)	After the Effective Time and until surrendered as contemplated by Section 4.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Bear Creek Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive, upon such surrender, the Share Consideration to which the holder thereof is entitled in lieu of such certificate or DRS Advice as contemplated by Section 3.1, less any amounts withheld pursuant to Section 4.4 (if any).

(d)	Any such certificate or DRS Advice formerly representing Bear Creek Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Bear Creek Shares of any kind or nature against or in Bear Creek or Highlander (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Highlander and shall be cancelled.

(e)	Each former Bear Creek DSU Holder deemed to be the holder of Bear Creek Shares comprising the DSU Consideration pursuant to Section 3.1(e) and each former Bear Creek RSU Holder deemed to be the holder of Bear Creek Shares comprising the RSU Consideration pursuant to Section 3.1(f) shall be entitled to receive in exchange for such Bear Creek Shares (notwithstanding that no certificates or direct registration system advices have been issued with respect to such Bear Creek Shares), and the Depositary shall deliver to such Bear Creek Shareholder, as soon as practicable, the Share Consideration that such Bear Creek Share has the right to receive, less any amounts withheld pursuant to Section 4.4.

(f)	No Bear Creek Securityholder shall be entitled to receive any consideration with respect to any Bear Creek Securities so held, other than the consideration to which such holder is entitled in accordance with Section 3.1 and, for greater certainty, no such Bear Creek Securityholder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(g)	Neither Bear Creek nor Highlander, or any of their respective successors, will be liable to any person in respect of any of the Share Consideration or dividends, distributions and interests in respect thereof, and including any consideration previously held by the Depositary in trust for any such former holder, which is forfeited to Bear Creek or Highlander or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Bear Creek Shares which were exchanged in accordance with Section 3.1(h) shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Bear Creek, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Share Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Share Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Highlander and the Depositary, acting reasonably, in such sum as Highlander and the Depositary may direct (each acting reasonably), or otherwise indemnify Highlander and the Depositary in a manner satisfactory to Highlander and the Depositary (each acting reasonably) against any claim that may be made against Highlander or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Highlander Shares shall be delivered to the holder of any certificate formerly representing Bear Creek Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Share Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Highlander Shares to which such holder is entitled in respect of such holder’s Share Consideration.

4.4	Withholding Rights

Highlander, Bear Creek and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any consideration or other amount payable (whether in cash or in kind, including Bear Creek Shares issued under Sections 3.1(d), 3.1(e) or 3.1(f)) or otherwise deliverable to any holder or former holder of Bear Creek Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable law in respect of taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate governmental entity when required by law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

(a)	Pursuant to the Interim Order, registered holders of Bear Creek Shares as of the record date for the Bear Creek Meeting may exercise rights of dissent with respect to all Bear Creek Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order (“Dissent Rights”); provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Bear Creek Resolution referred to in subsection 242(1) of the BCBCA must be received by Bear Creek not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Bear Creek Meeting or any date to which the Bear Creek Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their Bear Creek Shares, which fair value shall be the fair value of such shares immediately before the approval of the Bear Creek Resolution, shall be paid only an amount equal to such fair value by Highlander, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Highlander may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA in lieu of Bear Creek, and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of their Bear Creek Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Bear Creek Shares in respect of which they purported to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bear Creek Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(h) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall Highlander or Bear Creek or any other person be required to recognize any holder of Bear Creek Shares who exercises Dissent Rights as a holder of Bear Creek Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Bear Creek Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Bear Creek in respect of the Bear Creek Shares as holders of Bear Creek Shares at the Effective Time and Highlander shall be recorded as the registered holder of such Bear Creek Shares and shall be deemed to be the legal owner of such Bear Creek Shares.

(b)	For greater certainty, (a) no beneficial holder of Bear Creek Shares shall be entitled to Dissent Rights in respect of such Bear Creek Shares and no holder of Bear Creek Options, Bear Creek DSUs or Bear Creek RSUs shall be entitled to Dissent Rights in respect of such holder’s Bear Creek Options, Bear Creek DSUs or Bear Creek RSUs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Bear Creek Shares, or instructed a proxyholder to vote such persons Bear Creek Shares, in favour of the Bear Creek Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

(a)	Bear Creek and Highlander may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Bear Creek and Highlander, each acting reasonably, (iii) filed with the Court and, if made following the Bear Creek Meeting, approved by the Court, and (iv) communicated to the Bear Creek Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Bear Creek or Highlander at any time prior to or at the Bear Creek Meeting (provided that the Bear Creek or the Highlander, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Bear Creek Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Bear Creek Meeting shall be effective only if (i) it is consented to in writing by each of the Bear Creek and the Highlander (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Bear Creek Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the interest of any holders of Bear Creek Securities.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 10.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Bear Creek Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Bear Creek Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Bear Creek Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemption.

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all Highlander Shares to be issued to Bear Creek Shareholders in exchange for their Bear Creek Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable securities laws of any state of the United States in reliance upon similar exemptions under any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B

BEAR CREEK RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving Bear Creek Mining Corporation (the “Company”), pursuant to the arrangement agreement between the Company and Highlander Silver Corp. (“Highlander”) dated December 18, 2025, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated ●, 2026 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company (the “Company Securityholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Securityholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing

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SCHEDULE C

HIGHLANDER RESOLUTION

WHEREAS Highlander Silver Corp. (“Highlander”) has entered into an arrangement agreement dated December 18, 2025 (the “Arrangement Agreement”) with Bear Creek Mining Corporation (“Bear Creek”) to complete a transaction (the “Arrangement”) pursuant to a plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) whereby Highlander would acquire all of the issued and outstanding common shares of Bear Creek (the “Bear Creek Shares”) in exchange for common shares of Highlander (“Highlander Shares”) on the basis of 0.1175 of an Highlander Share (the “Arrangement Consideration”) for each Bear Creek Share and pursuant to which the outstanding share purchase warrants of Bear Creek (the “Bear Creek Warrants”) issued pursuant to the warrant indenture dated as of October 5, 2023, between Bear Creek and Computershare Trust Company of Canada, as warrant agent thereunder (the “Bear Creek Warrant Indenture”), will on the effective date of the Arrangement will be dealt with in accordance with their terms under the Bear Creek Warrant Indenture, and will becoming exercisable for such number of Highlander Shares to which holders of such Bear Creek Warrants are entitled on the effective date of the Arrangement (the “Highlander Warrant Shares”);

AND WHEREAS the foregoing is all as more fully described in the management information circular of Highlander dated ●, 2026 (the “Circular”); and

AND WHEREAS Highlander, in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval of the issuance of the Highlander Shares comprising the Arrangement Consideration and the Highlander Shares issuable upon exercise of the Bear Creek Warrants in accordance with their terms following the effective of the Arrangement.

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	The issuance of the Highlander Shares comprising the Arrangement Consideration pursuant to the Arrangement Agreement and the Plan of Arrangement as described in the Circular, is hereby approved.

2.	The issuance of the Highlander Shares upon the due exercise of Bear Creek Warrants following the effective time of the Arrangement, as described in the Circular is hereby approved;

3.	Any officer or director of Highlander is hereby authorized and directed for and on behalf of Highlander to execute or cause to be executed, under the corporate seal of Argonaut or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing; and

4.	The board of directors of Highlander be, and it is authorized, to abandon all or any part of these resolutions at any time prior to giving effect thereto.

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